FORM 6-K

securities and exchange commission
washington, d.c. 20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of February 2023

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item              Description of Items

1.	3Q22 Earnings Release;
2.	Notice to the Market - CEMIG executes a Share Purchase Agreement for the disposal of 19.6% of its stake in Ativas Data Center S.A.;
3.	Notice to the Market - Cemig GT has commenced an offer to purchase for cash (“Tender Offer”);
4.	Notice to the Market – Cemig was the winner of lot 1 referring to the Transmission Auction 02/2022 held by the National Electric Energy Agency (“ANEEL”);
5.	Material Fact - Preliminary results of the offer to purchase for cash commenced by Cemig GT (“Tender Offer”);
6.	Notice to Shareholders - Interest on Capital;
7.	Material Fact -Tender Offer Cemig GT Concluded;
8.	Notice to the Market - CEMIG concludes the desinvesment of f its stake in Ativas Data Center;
9.	Notice to the Market - Cemig GT concluded the settlement of its 9th issue of simple debentures;
10.	Notice to Shareholders - Expected date for the Annual Shareholders’ Meeting;
11.	Notice to the Market - Cemig in São Paulo’s ISE sustainability index for 18th year running;
12.	Notice to the Market - CEMIG executes a Share Purchase Agreement for the sale of its stake in Axxiom;
13.	Notice to Shareholders - Payment of proceeds;
14.	Notice to Shareholders - Interest on Capital; and
15.	Notice to the Market - Cemig selected at DJSI for the 23rd consecutive year.
16.	Material Fact - Award in an Arbitration PUT SAAG.
17.	Notice to the Market - Cemig was recognized in the Global Sustainability Award by Standard & Poor’s.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: February 23, 2023

1.       3Q22 Earnings Release.

CMIG3 NÍVEL 1 | CMIG4 NÍVEL 1 | CIG LISTED NYSE | CIG.C LISTED NYSE | LATIBEX XCMIG | IBRX100 B3 | IEE B3 | ISE B3 | ICO2 B3

CEMIG

3Q22 RELEASE

Conference call

November 16 (Wednesday), at 3 pm (Brasília time)

Link to WEBCAST

3Q22 HEADLINES

Core factors in 3Q results:

Focus on operational efficiency, compliance with regulatory parameters, and a diversified business portfolio provide consistent results in the quarter:
Adjusted net profit: R$ 1.03 billion (up 56.0% YoY)

- **Adjusted Ebitda:** R$ 1.53 billion (up 4.5% YoY)

Cemig D

Operational efficiency – Solid results
- 3Q **Ebitda R$ 859 million (up 18.9%), adjusted Ebitda R$ 782 mn (up 9.9%).** Recurring **Opex** and **Ebitda** remain compliant with regulatory parameters.

Cemig GT:
- 3Q **Ebitda R$ 501 mn, adjusted Ebitda R$ 335 mn** – down 9.1% vs. 3Q21, due to transfer of approximately 30% of the trading contracts to Cemig H, and accounting effects of deflation.

Tax provisions:
R$ 136mn reversed (adding **R$ 90 mn** to profit) after Tax Board dismissed Social Security payments claim, resulting in adjustment from 'probable' to 'possible' of potential loss in a claim on profit-sharing payments.

Provisions of **R$ 134 mn** added (reducing profit by **R$$ 88mn)** due to similar reclassification (*to* 'probable') on 'anuênio' social security claim.

Acceleration in the execution of the investment program: R$ 1.05 billion executed in 3Q – R$ 863 mn in **Cemig D.**

Default provision:
– Calculation method adjusted:
Positive effects: R$ 131mn on Ebitda, **R$ 86 mn** on profit.

Santo Antônio:

Post-arbitration FIP Melbourne agreement with AGPar releases recognition of receivable, and adjustment to value of SAAG put option:
- Adds **R$ 168 mn** to Ebitda, **R$ 136 mn** to profit.

R$ 37 mn impairment provision in Cemig GT

– receivable from large client, in dispute in arbitration.

US$ exchange rate effect

Significant **R$ 960 mn** negative impact on Net finance expenses and R$634 mn on net profit, from dollar exchange rate in **3Q21.**

In **3Q22** this effect was R$ 68 million (negative), and the effect on net profit was R$ 45 million negative.

Earnings Release – 3Q22
2

Contents

Consolidated results – 3Q22 5

Cemig's electricity market 8

Performance by company 9

- **Cemig D** 9
  - Billed electricity market 9
  - Client base 10
  - Performance – by sector 11
  - Annual Tariff Adjustment 11
  - Quality indicators – DEC and FEC 12
  - Combating default 12
  - Energy losses 13
- **Cemig GT and Cemig H (Holding)** 14
  - Electricity market 14
- **Gasmig** 15
- **Cemig – Financial results** 16
  - Consolidated operational revenue 16
  - Operational costs and expenses 20
- **CONSOLIDATED EBITDA (IFRS and Adjusted)** 24
  - Ebitda of Cemig D 25
  - Cemig GT – Ebitda 26
- **Finance income and expenses** 27

Earnings Release – 3Q22

3

Net profit......28
Investments 29
Debt 30
Covenants – Eurobonds......32
Cemig's long-term ratings......34
ESG – Report on performance......35
Performance of Cemig's shares......37
Generation plants 38
RAP – July 2022-June 2023 cycle 40
Complementary information 41
Cemig D...... 41
Cemig GT...... 43
Cemig Consolidated Tables...... 45
Tables of adjustments 53
Disclaimer......55

Earnings Release – 3Q22
4

Consolidated results – 3Q22

	3Q22	3Q21	Change, %
Ebitda by company (R$ million)			
Cemig D (IFRS)	859.0	722.7	18.9%
Cemig D, Adjusted	781.8	711.5	9.9%
Cemig GT (IFRS)	501.2	799.0	-37.3%
Cemig GT, Adjusted	334.9	368.4	-9.1%
Gasmig (IFRS)	162.8	184.5	-11.8%
Consolidated (IFRS)	1,799.3	1,910.0	-5.8%
Consolidated – Adjusted	1,535.1	1,467.8	4.6%

5

PROFIT AND LOSS ACCOUNTS – 3Q21 and 3Q22

	3Q22	3Q21	Change, %
CONSOLIDATED PROFIT AND LOSS ACCOUNT			
NET REVENUE	**9,223**	**9,525**	**-3.2%**
OPERATIONAL COSTS AND EXPENSES	**7,977**	**8,307**	**-4.0%**
People	310	262	18.3%
Employee profit shares	25	55	-54.5%
Post-retirement obligations	164	109	50.5%
Materials	34	24	41.7%
Outsourced services	409	354	15.5%
Electricity bought for resale	4,126	5,302	-22.2%
Depreciation and amortization	298	286	4.2%
Operating provisions / adjustments	39	76	-48.7%
Charges for use of the national grid	588	653	-10.0%
Gas purchased for resale	782	560	39.6%
Transmission infrastructure construction cost	1,135	553	105.2%
Other operating costs and expenses, net	67	73	-8.2%
Gains on renegotiation of hydrological risk	**-**	**122**	**-100.0%**
Result of business combination	**9**	**-**	**0.0%**
Share of profit (loss) in non-consolidated investees	**248**	**287**	**-13.6%**
Operational profit before	**1,502**	**1,627**	**-7.6%**
Net financial income (expenses)	-110	-1,155	-90.5%
PRE-TAX PROFIT	**1,393**	**472**	**195.1%**
income tax and Social Contribution tax	-211	-51	313.7%
NET PROFIT (LOSS) FOR THE PERIOD	**1,182**	**421**	**180.8%**

6

Results by business segment

INFORMATION BY SEGMENT, 3Q22									
	Generation	Transmission	Trading	Distribution	Holding company	TOTAL	Eliminations	Reconciliation	TOTAL
NET REVENUE	**575**	**220**	**2.122**	**5.166**	**991**	**9.074**	**-290**	**-136**	**8.649**
COST OF ELECTRICITY AND GAS	-99	-	-1.949	-3.078	-782	-5.908	290	121	-5.497
OPERATIONAL COSTS AND EXPENSES	**-282**	**-44**	**-50**	**-588**	**-127**	**-1.091**	**-**	**15**	**-1.076**
People	-44	-30	-6	-208	-22	-310	-	-	-310
Profit shares	-5	-4	-1	-11	-5	-25	-	-	-25
Post-retirement obligations	-18	-11	-3	-110	-22	-164	-	-	-164
Materials, Outsourced services and Others	-141	65	-4	-436	-10	-526	-	15	-512
Depreciation and amortization	-82	-	-	-188	-27	-298	-	-	-298
Operating provisions / adjustments	8	7	-37	1.416	-28	1.367	-	-	1.367
Infrastructure construction costs	-	-72	-	-1.050	-13	-1.135	-	-	-1.135
Share of profit (loss) in non-consolidated investees	-71	-	-	-	319	248	-	-	248
Gain on sale of an equity interest	-	-	-	-	-	-	-	-	-
Result of business combination	-	-	-	-	9	9	-	-	9
PRE-TAX PROFIT	**123**	**176**	**124**	**1.501**	**408**	**2.332**	**-**	**-**	**2.332**
finance income (expenses) and taxes	-46	-29	6	-819	-52	-940	-	-	-940
Net finance income(expenses)	**77**	**147**	**130**	**682**	**356**	**1.392**	**-**	**-**	**1.392**
Income tax and Social Contribution tax	-65	-58	-27	-175	115	-210	-	-	-210
NET PROFIT FOR THE PERIOD	**12**	**89**	**103**	**507**	**471**	**1.182**	**-**	**-**	**1.182**

7

Cemig's electricity market

In September 2022 the Cemig Group invoiced approximately 9 million clients – an addition of 147,000 clients, or a 1.7% increase in its consumer base since the end of September 2021. Of this total number of consumers, 8,988,139 are final consumers (and/or represent Cemig's own consumption); and 562 are other agents in the Brazilian electricity sector.

This chart details the Cemig Group's sales to final consumers:

1.7%

Growth in the consumer base from September 2021

Sales by segment, %

3Q22
24%
40%
20%
8%
8%
3Q21
26%
38%
18%
10%
8%
Residential
Industrial
Commercial and services
Rural
Other

8

Performance by company

Cemig D

Billed electricity market

Captive clients + Free Clients (Transport); MWh	3Q22	3Q21	Change, %
Residential	2,706,219	2,757,428	–1.9%
Industrial	5,666,290	5,604,552	1.1%
Captive market	395,043	424,825	–7.0%
Transport	5,271,247	5,179,727	1.8%
Commercial, services and Others	1,484,352	1,356,686	9.4%
Captive market	1,061,850	974,873	8.9%
Transport	422,502	381,813	10.7%
Rural	933,150	1,175,046	–20.6%
Captive market	924,189	1,163,562	–20.6%
Transport	8,961	11,484	–22.0%
Public services	848,819	789,012	7.6%
Captive market	848,199	787,932	7.6%
Transport	620	1,080	–42.6%
Concession holders	89,145	118,642	–24.9%
Transport	89,145	118,642	–24.9%
Own consumption	6,761	7,835	–13.7%
Total	11,734,736	11,809,201	–0.6%
Total, captive market	5,942,261	6,116,455	–2.8%
Total, free clients (transport)	5,792,475	5,692,746	1.8%

The sum of electricity supplied to captive clients and transported for Free Clients in 3Q22 totaled 11,734 GWh, 0.6% less than in 3Q21, mainly reflecting consumption by *Residential* consumers down 51.2 GWh (1.9%) YoY – reflecting: (i) migration to distributed generation, (ii) lower ambient temperatures; and (iii) much lower volume billed to clients categorized as *Rural* (241.9 MWh, 20.6% lower YoY). The lower figure for *Rural* was because Aneel Normative Resolution 901/2020 required a large number of rural clients (and some in the *Public Services* category) to be reclassified to *Commercial*. (The total of consumers in the Commercial and Rural categories was down 4.5% YoY.)

The reduction of 0.63% in total energy distributed comprised: a reduction of 2.85% (–174.2 GWh) in consumption by the captive market, and an increase of 1.75% (+99.7 GWh) in use of the network by Free Clients.

Energy distributed, by segment

3Q22
8%
8%
23%
13%
48%
3Q21
10%
8%
23%
12%
47%
Residential
Industrial
Commercial and services
Rural
Other

9

Sources and uses of electricity – MWh

	3Q22	3Q21	Change, %
Metered market – MWh			
Transported for distributors	88,746	87,098	1.9%
Transported for Free Clients	5,718,552	5,634,323	1.5%
Own load + Distributed generation (1)	8,333,677	8,303,383	0.4%
Consumption by captive market	5,852,332	6,117,036	-4.3%
Distributed generation market	757,705	494,016	53.4%
Losses in distribution network	1,723,640	1,692,331	1.9%
Total volume carried	14,140,974	14,024,804	0.8%

Client base

In September 2022 Cemig billed 8.98 million consumers, or 1.7% more than in September 2021.
Of this total, 2,481 were Free Clients using Cemig D's distribution network.

	3Q22	3Q21	Change, %
NUMBER OF CAPTIVE CLIENTS			
Residential	7,438,683	7,262,414	2.4%
Industrial	29,398	29,581	–0.6%
Commercial, Services and Others	944,794	788,936	19.8%
Rural	479,882	668,600	–28.2%
Public authorities	70,019	66,897	4.7%
Public lighting	7,128	6,869	3.8%
Public services	13,570	13,697	–0.9%
Own consumption	763	685	11.4%
	8,984,237	8,837,679	1.7%
NUMBER OF FREE CLIENTS			
Industrial	1,055	951	10.9%
Commercial	1,408	1,210	16.4%
Rural	14	23	–39.1%
Concession holders	3	3	0.0%
Other	1	6	–83.3%
	2,481	2,193	13.1%
Total of captive market and Free Clients	8,986,718	8,839,872	1.7%

10

Performance – by sector

Industrial: Energy distributed to *Industrial* clients was 48.3% of Cemig D's total distribution. The greater part was energy transported for industrial Free Clients (44.9%), which was 1.8% higher in volume than in 3Q21. Volume of energy billed to captive clients was 3.4% of the total distributed, and 7.0% less than in 3Q21 – mainly due to migration of clients to the Free Market.

Residential: Residential consumption was 23.5% of total energy distributed by Cemig D, and 1.9% lower than in 3Q21. Average monthly consumption per consumer in the quarter was 4.0% lower than in 3Q21, reflecting lower temperatures, and migration to distributed generation, while the total number of consumers was 2.4% higher.

Commercial and services: Volume distributed to these consumers was 12.6% of the total distributed by Cemig D in 3Q22, and by volume 9.4% more than in 3Q21. The main factor in this difference was the increase – of 156,100 – in the number of clients, due to reclassification of clients in the *Rural* and *Public services* categories to the *Commercial* category, in compliance with the review of client registries ordered by Aneel Normative Resolution 901/2020.

Rural: This category of client consumed 8.0% of the total energy distributed in 3Q22, by volume 20.6% less than in 3Q21, as a result of the number of consumers in the category being 28.1% (188,700) lower. This was because of the reclassification of numerous rural clients to other categories as required by Aneel Normative Resolution 901/2020.

Public services: The volume distributed to this category was 7.6% higher, mainly due to a 3.7% increase in the number of consumer units.

Annual Tariff Adjustment

The tariffs of **Cemig D** are adjusted in May of each year, and every five years there is the Periodic Tariff Review, also in May. The aim of the Tariff Adjustment is to pass on changes in non-manageable costs to the client in full, and to provide inflation adjustment for the manageable costs that are established in the Tariff Review. Manageable costs are adjusted by the IPCA inflation index, less a deduction factor known as the 'X Factor', intended to capture improvement in productivity, under a methodology using the price-cap regulatory model.

On June 22, 2022, after an extension of the previous tariffs by 25 days, Aneel ratified the result of Cemig D's annual tariff adjustment, in effect until May 27, 2023, in which the average effect perceived by consumers was an increase of 8.80%. For residential consumers served at low voltage, the average increase was 5.22%. The difference in revenues arising from the postponement of the increase will be adjusted by the Selic basic interest rate, and compensated for in the tariff adjustment event of 2023. Note: Inclusion of the R$ 2.81 billion credit arising from the reimbursement of PIS, Pasep and Cofins taxes, representing a negative variation in the tariff of 15.20%, was included in the 2022 tariff adjustment process.

Average effects of the Tariff Adjustment	
High Voltage	14.31%
Low voltage	6.23%
Average effect	**8.80%**

See more details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/Nota%20t%C3%A9cnica_Cemig_2022.pdf

11

Quality indicators – DEC and FEC

The DEC indicator (*Duração Equivalente de Interrupções por Consumidor*) of average outage time per consumer, was 9.68 hours in the moving window up to September 2022. Our continuous improvement in these indicators in recent years illustrates our commitment to provision of quality service.

10.63
10.51
10.31
10.08
9.98
10.58
10.61
9.71
9.46
9.68
2018
2019
2020
2021
Set/22
Annual limit
DEC

7.29
7.24
6.98
6.56
6.43
5.24
5.05
5.07
4.60
4.73*
2018
2019
2020
2021
3Q 2022
Annual limit
FEC

(*) Over 12 months – moving window (Oct. 2021 – Sep. 2022).

Combating default

In 2022 Cemig has maintained its high level of collection actions of 2021, and intensified their application, achieving improved efficiency in combating default. A good reflection of this is the Receivables Collection Index ('ARFA'), of Collection/Billing, which was a record 99.73% in 3Q22.

Highlights of activities combating default:

- Billing collected for irregular consumption in prior periods generated revenue of R$ 56mn (56% more than in 3Q21).
- New payment channels, and online negotiation, made available in recent quarters have contributed to an increase in collection via digital channels (PIX instant payments, automatic debits, payments by card and app, etc.) to approximately 55.6% of the total collected – compared with 50.8% in 3Q21, and less than 35% in 2020. Payments by PIX, for example, were 8.5% of total collections. The change in the collection mix reduced costs by 8.8% in 9M22.
- Cemig now accepts payment of overdue electricity bills by credit card – transferring the risk of receipt to the card operator.

Receivables Collection Index ('ARFA') (Collection/Billing, %) – 12-month moving average

96.67
96.78
98.66
98.87
99.73
2019
2020
2021
3Q 2021
3Q 2022

CEMIG

12

Energy losses

Energy losses were compliant with the regulatory level in the 12-month window, at 11.23% (the regulatory level is 11.23%). Approximately 288 GWh relating to frauds has been billed in the last 12 months.

Among actions to combat losses: We made 303,000 client inspections – inspections with positive results were up from 37% in September 2021 to 46% in September 2022; 487,000 obsolete meters were replaced; 185,000 conventional meters were replaced by smart meters; and 3,800 clandestine connections were regularized.

Inspections with positive results increased from 37% in September 2021 to 46% in September 2022.

Losses, %
6,613
12.71
11.51
6,549
12.57
11.43
6,135
11.23
11.28
6,202
11.23
11.23
2019
2020
2021
Sep.22
Total GWh
Total losses, %
Regulatory losses, %

Losses, %
12.71
8.77
3.94
12.57
8.77
3.80
11.23
8.77
2.46
11.23
8.77
2.46
2019
2020
2021
Sep22
Total losses, %
Non-technical losses, %
Technical losses, %

Regulatory losses
11.51
8.77
2.74
11.43
8.77
2.66
11.28
8.77
2.51
11.23
8.77
2.46
2019
2020
2021
Sep22
Regulatory losses, %
Non-technical losses, %
Technical losses, %

13

Cemig GT and Cemig H (Holding)

Electricity market

The total volume of electricity sold by **Cemig GT** and the Cemig holding company ('**Cemig H**'), excluding sales on the wholesale trading exchange (CCEE), was 25.0% higher than in 3Q21. **Cemig GT** sold 7.49 million MWh (including quota sales) in 3Q22, 6.3% less than in 3Q21. The reduction in Cemig GT reflects the transfer of sales contracts totaling 2.50 million MWh (excluding CCEE transactions) to Cemig H. These especially include contracts for sales to traders, accounting for the reduction of 17.6% in that category.

Cemig H posted sales of 2.50 million MWh in 3Q22. The migration of purchase contracts began in 3Q21, but no sales to Free Clients or traders were recorded in 3Q21 – only the revenue from settlements on the CCEE in that quarter.

	3Q22	3Q21	Change, %
Cemig GT – MWh			
Free Clients	4,629,485	4,887,422	–5.3%
Industrial	3,627,964	3,838,364	–5.5%
Commercial	997,489	1,042,841	–4.3%
Rural	4,032	6,217	–35.1%
Free Market – Free contracts	1,672,590	2,028,828	–17.6%
Wholesale – quotas and cooperatives	658,590	553,142	19.1%
Free Market	495,627	491,741	0.8%
Regulated Market – Cemig D	32,833	32,359	1.5%
Total, Cemig GT	**7,489,125**	**7,993,492**	**–6.3%**
Cemig H – MWh			
Free Clients	775,607	–	–
Industrial	710,630	–	–
Commercial	61,385	–	–
Rural	3,592	–	–
Free Market – Free contracts	1,727,848	–	–
Total Cemig H	**2,503,455**	–	–
Cemig GT + H	9,992,580	7,993,492	25.0%

25.0%

The total of energy sold by Cemig GT and the sales contracts transferred to the holding company was 25.0% higher YoY.

14

Gasmig

Gasmig is the exclusive distributor of piped natural gas for the whole of the state of Minas Gerais. It serves industrial, commercial and residential users, users of compressed natural gas and vehicle natural gas, and thermoelectric generation plants. Its concession expires in January 2053. Cemig owns 99.57% of the company.

Gasmig's last tariff review was concluded in April 2022, and resulted in an average reduction of 10.05%in the tariff.

- The calculation was based on a WACC (real, after taxes) reduced from 10.02% p.a. to 8.71% p.a.
- The Regulatory Ebitda for 2022 was approximately R$ 620mn.
- The Net Remuneration Base increased significantly, to R$ 3.48 billion.
- The regulator recognized the cost of PMSO in full.

Market '000 m³/day	2018	2019	2020	2021	9M21	9M22	9M21 – 9M22
Residential	17.73	21.28	25.52	29.69	29.76	31.67	6.4%
Commercial	39.37	47.7	49.14	56.24	55.06	62.59	13.7%
Industrial	2,400.41	2,085.32	2,007.45	2,398.47	2,411.47	2,420.65	0.4%
Other	155.14	148.44	116.32	129.55	122.18	157.87	29.2%
Total excluding thermoelectric generation	2,612.65	2,302.74	2,198.43	2,613.96	2,618.47	2,672.77	2.1%
Thermoelectric generation	414.04	793.94	385.52	1,177.06	1,169.07	139.16	–88.1%
Total	3,026.69	3,096.69	2,583.95	3,791.02	3,787.54	2,811.93	–25.8%

In 3Q22 Gasmig sold 28.3% less gas than in 3Q21, due to extremely low dispatching of the thermoelectric generation plants. Meanwhile, year-on-year, *Commercial* consumption was up 19.7% YoY, *Vehicle natural gas* consumption was up 16.3%, and consumption by *Industrial* consumers was up 6.3%.

In the first 9 months of the year, the daily average was 25.8% lower than in 9M21, the main factor being consumption by thermoelectric electricity generation plants 88.1% lower YoY. Excluding the thermoelectric generation market, total sales volume was 2.1% higher.

GASMIG

15

Cemig – Financial results

Consolidated operational revenue

R$ '000	3Q22	3Q21	Change, %
Revenue from supply of electricity	7,105,782	7,740,212	–8.2%
Revenue from use of distribution systems (TUSD charge)	985,150	886,721	11.1%
CVA and *Other financial components* in tariff adjustments	–395,653	1,116,248	–135.4%
Reimbursement paid to consumers of credits of PIS, Pasep and Cofins taxes	706,087	445,089	58.6%
Transmission operation and maintenance revenue	105,628	72,139	46.4%
Transmission construction revenue	100,492	75,695	32.8%
Financial remuneration of transmission contractual assets	50,300	165,300	–69.6%
Generation indemnity revenue	24,783	0	–
Distribution construction revenue	1,063,302	497,932	113.5%
Adjustment to expectation of cash flow from reimbursable financial assets of distribution concession	–10,361	17,933	–157.8%
Gain on financial updating of Concession Grant Fee	59,722	125,438	–52.4%
Settlement on CCEE	134,890	425,502	–68.3%
Transactions in the Surpluses Sales Mechanism (MVE)	125,463	226,249	–44.5%
Retail supply of gas	1,218,147	948,680	28.4%
Fine for continuity indicator shortfall	–13,668	–7,454	83.4%
Other operational revenues	873,241	433,111	101.6%
Taxes and charges reported as deductions from revenue	–2,909,994	–3,644,128	–20.1%
Net operational revenue	**9,223,311**	**9,524,667**	**–3.2%**

16

Revenue from supply of electricity

	3Q22			3Q21			Change, %	
	MWh (2)	R$ '000	AVERAGE PRICE BILLED R$/MWh (1)	MWh (2)	R$ '000	AVERAGE PRICE BILLED R$/MWh	MWh	R$ '000
Residential	2,706,219	2,079,671	768.48	2,757,428	2,857,041	1036.13	-1.90%	-27.2%
Industrial	4,733,637	1,548,322	327.09	4,263,189	1,389,273	325.88	11.00%	11.4%
Commercial, services and others	2,124,316	1,339,523	630.57	2,017,714	1,363,317	675.67	5.30%	-1.7%
Rural	928,222	541,205	583.06	1,169,780	764,005	653.12	-20.60%	-29.2%
Public authorities	201,625	144,977	719.04	167,875	140,233	835.34	20.10%	3.4%
Public lighting	287,126	120,307	419	257,999	174,829	677.63	11.30%	-31.2%
Public services	359,448	192,393	535.25	362,058	238,744	659.41	-0.70%	-19.4%
Subtotal	**11,340,593**	**5,966,398**	**526.11**	**10,996,043**	**6,927,442**	**629.99**	**3.10%**	**-13.9%**
Own consumption	6,761	-	-	7,835	-	-	-13.70%	-
Retail supply not yet invoiced, net	-	61,143	-	-	-14,988	-	-	-507.9%
	11,347,354	**6,027,541**	**526.11**	**11,003,878**	**6,912,454**	**629.99**	**3.10%**	**-12.8%**
Wholesale supply to other concession holders (3)	4,506,740	1,037,053	230.11	3,026,922	757,429	250.23	48.90%	36.9%
Wholesale supply not yet invoiced, net	-	41,188	-	-	70,329	-	-	-41.4%
Total	**15,854,094**	**7,105,782**	**441.93**	**14,030,800**	**7,740,212**	**548.02**	**13.00%**	**-8.2%**

(1) The calculation of average price does not include revenue from supply not yet billed.
(2) Information in MWh has not been reviewed by external auditors.
(3) Includes Regulated Market Electricity Sale Contracts (CCEARs) and 'bilateral contracts' with other agents.

"Growth of 13.0% in the volume of energy supplied in 3Q22. Supply revenue was lower due to the reduction in the ICMS rate and in the tax calculation base"

17

Consolidated volume of energy sold (GWh): +13.0%

14,030
51
470
107
241
1,480
59
15,854
3Q21
Residential
Industrial
Commercial
Rural
Wholesale
Other
3Q22

Energy sold to final consumers

Gross revenue from sales to final consumers in 3Q22 was R$ 6,027.5 million, compared to R$ 6,912.5 million in 3Q21, a reduction of 12.8% YoY, in spite of volume being 3.1% higher. The lower figure is explained by the lower rate of ICMS tax, and the lower calculation base for that tax, due to application of Law 194 of 2022.

Wholesale

Revenue from wholesale supply in 3Q22 was R$ 1,078.2 million, compared to R$ 827.8 million in 3Q21. This reflects the higher volume of spot sales to traders in 3Q22, and new contracts with dates for start of supply as from January 2022.

Transmission

Transmission revenue was 18.1% lower, as a result of financial remuneration of the transmission contractual assets being 69.6% lower, due to the different IPCA inflation rate – the basis for the remuneration of the contract – which was 1.32% *negative* in 3Q22, compared to 3.02% (positive) in 3Q21.

Transmission revenue was 18.1% lower, as a result of financial remuneration of the transmission contractual assets being 69.6% lower, due to the different IPCA inflation rate – the basis for the remuneration of the contract – which was 1.32% *negative* in 3Q22, compared to 3.02% (positive) in 3Q21.

Transmission revenue

TRANSMISSION REVENUE (R$ '000)	3Q22	3Q21	Change, %
Operation and maintenance	105,628	72,139	46.4%
Construction, upgrades and improvement of infrastructure	100,492	75,695	32.8%
Financial remuneration of transmission contractual assets	50,300	165,300	–69.6%
Total	**256,420**	**313,134**	**–18.1%**

Gas

REVENUE FROM SUPPLY OF GAS (R$ '000)	3Q22	3Q21	Change, %
Industrial	1,097,509	733,418	49.6%
Automotive	47,384	31,578	50.1%
Commercial	28,556	22,496	26.9%
Residential	23,536	17,498	34.5%
Thermoelectric generation	4	134,397	–100.0%
Other	21,158	9,293	127.7%
Total	1,218,147	948,680	28.4%

Gross revenue from supply of gas in 3Q22 totaled R$ 1,218.1 million in 3Q22, compared to R$ 948.7 million in 3Q21. This increase results from passthroughs of the adjustments made in the last 12 months to the cost of gas acquired, and readjustment of the margin by the IGPM inflation index in 2022, while the total volume of gas sold was 28.3% lower, as a result of the near-zero dispatching of the thermal electricity generation plants in the quarter.

> *"Consolidated volume of energy sold in 3Q22 (excluding sales on the CCEE) was **13.0%** higher than in 3Q21, led by Commercial and Industrial clients, and sales to traders."*

18

Revenue from Use of the Distribution System – The TUSD charge

R$ '000	3Q22	3Q21	Change, %
Use of the Electricity Distribution Systems	985,150	886,721	11.1%

Revenue from the TUSD in 2Q22 – charged to Free Consumers on their distribution of energy – was 11.1% higher year-on-year.

This mainly reflects the average tariff for Free Consumers being 22.8% higher in 3Q22 than in 3Q21, partially compensated by the reduction in the ICMS rate. Also, the volume of energy transported in 3Q21 was 1.1% higher than in 3Q21.

POWER TRANSPORTED – MWh	3Q22	3Q21	Change, %
Industrial	5,271,247	5,179,727	1.8%
Commercial	422,502	381,813	10.7%
Rural	8,961	11,484	–22.0%
Public services	620	1,080	–42.6%
Concession holders	89,145	118,642	–24.9%
Total energy transported	**5,792,475**	**5,692,746**	**1.8%**

19

Operational costs and expenses

Operational costs and expenses in 3Q22 totaled R$ 7.98 billion.
This compares with R$ 8.31 billion in 3Q21.

This mainly reflected:

- expenses on energy purchased for resale 22.2% (R$ 1.18 billion) lower than in 3Q21:
- expense on charges for use of the national grid 10.0% lower; and
- a reversal of R$ 84.8 million in the provision for doubtful receivables in 3Q22 – compared to an expense of R$ 37.3 million in this line in 3Q21.

There are more details on costs and expenses in the pages below.

USO EXCLUSIVO EM SERVIÇO
CEMIG

R$ '000	3Q22	3Q21	Change, %
Electricity purchased for resale	4,125,675	5,302,305	-22.2%
Charges for use of national grid	588,444	653,534	-10.0%
Gas purchased for resale	782,453	560,010	39.7%
Construction cost	1,135,414	552,536	105.5%
People	309,758	262,275	18.1%
Employees' and managers' profit shares	24,518	55,292	-55.7%
Post-retirement obligations	163,946	108,934	50.5%
Materials	34,152	23,876	43.0%
Outsourced services	409,376	354,472	15.5%
Depreciation and amortization	297,607	286,400	3.9%
Provisions / adjustments for operational losses	86,428	38,822	122.6%
Loss on impairment	37,182	-	-
Estimated losses on doubtful receivables	-84,852	37,295	-327.5%
Other operational costs and expenses	67,710	71,766	-5.7%
Total	**7,977,811**	**8,307,517**	**-4.0%**

20

Electricity purchased for resale

CONSOLIDATED (R$ '000)	3Q22	3Q21	Change, %
Electricity acquired in Free Market	1,853,431	1,596,409	16.1%
Electricity acquired in Regulated Market auctions	910,654	2,091,386	–56.5%
Distributed generation	490,163	338,612	44.8%
Supply from *Itaipu Binacional*	425,463	479,619	–11.3%
Physical guarantee quota contracts	241,655	215,325	12.2%
Spot market	195,796	800,388	–75.5%
Proinfa	151,414	95,500	58.5%
Individual ('bilateral') contracts	128,054	111,317	15.0%
Quotas for *Angra I* and *II* nuclear plants	89,298	61,144	46.0%
Credits of PIS, Pasep and Cofins taxes	–360,253	–487,395	–26.1%
	4,125,675	**5,302,305**	**–22.2%**

The expense on electricity bought for resale in 3Q22 was R$ 4.13 billion, R$ 1.18 billion (22.2%) less than in 3Q21. This arises mainly from the following items:

- Expenses on energy acquired in auctions 56.5% lower than in 3Q21 – mainly due to lower dispatching of thermal plants for Availability, and lower acquisition of energy through the Surpluses and Deficits Compensation Mechanism (MCSD).
- Spot market purchases 75.5% lower. In 3Q22 there was a surplus of energy available, compared to a deficit in 3Q21 (in September), which increased the expense on exposure to the CCEE in that quarter. Also, the spot market price for the South and Center-West was 88.6% lower than in 3Q21.
- The expense on energy bought from *Itaipu* was 11.3% lower, due to reduction of its price from U$28.07/kW to U$24.73/kW;
- Costs of energy acquired in auctions in the Free Market were 16.1% (R$ 257.0 million) higher than in 3Q21 – mainly due to the higher volume of energy purchased for resale to Free Clients.
- Expenses on distributed generation were 44.8% higher YoY, reflecting the increase in the number of distributed generation plants installed, and the higher quantity of energy injected (758 GWh in 23Q22, vs. 494 GWh in 3Q21).

Note that for **Cemig D**, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

CEMIG D (R$ '000)	3Q22	3Q21	Change, %
Supply acquired in auctions on the Regulated Market	925,614	2,100,340	–55.9%
Distributed generation	490,163	338,612	44.8%
Supply from *Itaipu Binacional*	425,463	479,619	–11.3%
Physical guarantee quota contracts	254,182	226,715	12.1%
Spot market – CCEE	184,796	645,344	–71.4%
Proinfa	151,414	95,501	58.5%
Individual ('bilateral') contracts	128,054	111,317	15.0%
Quotas for *Angra I* and *II* nuclear plants	89,298	61,144	46.0%
Credits of PIS, Pasep and Cofins taxes	–188,486	–329,087	–42.7%
	2,460,498	3,729,505	–34.0%

21

Charges for use of the transmission network and other system charges

Charges for use of the transmission network in 3Q22 totaled R$ 588.4 million, 10.0% less than in 3Q21. This is mainly due to the costs of the System Service Charge being 98.5% lower, due to lower dispatching of generation plants outside the merit order, and a reduction of approximately 10% in the National Grid tariff, which took place in July 2021.

This is a non-manageable cost in the distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Gas purchased for resale

The expense on acquisition of gas in 3Q22 was R$ 782.5 million, up 39.7% from 3Q21. This reflects the increases in the price of gas over the 12-month period.

Outsourced services

Total expenses on outsourced services were 15.5% higher than in 3Q21, the main factors being: (i) expenses on maintenance and conservation of facilities and equipment R$ 20.2 million (18.6%) higher; (ii) expenses on communication R$ 11.1 million higher; and (iii) expenses on tree pruning 30.1% higher.

Estimated loss on doubtful receivables

The provision for default from clients posted a *reversal*, in 3Q22, of R$ 84.8 million, which compares with an addition of new provisions totaling R$ 37.3 million in 3Q21. This arises from a change, in August 2022, of the limit for 100% recognition of unpaid receivables from 12 to 24 months, to give a more accurate estimate of actual losses incurred in practice on overdue customer bills.

Operational provisions

Operational provisions in 3Q22 were R$ 86.4 million, compared to R$ 38.8 million in 3Q21 – the main factors being:

- *Recognition* of a tax provision of R$ 133.8 million for the legal action on charging of the Social Security contribution on payments made as indemnity for time of service (‘*Anuênios*’), due to the assessment of the chances of loss in this action being adjusted from ‘possible’ to ‘probable’.
- *Reversal* of a tax provision related to social security contributions on payment of profit shares, in the amount of R$136.1, due to the assessment of the chances of loss in this legal action being adjusted from ‘probable’ to ‘possible’.
- *Reversal* of R$ 14.7 million in the provision for the SAAG put option in 3Q22, compared with an increase of R$ 22.9 million in this provision in 3Q21. The total liability was adjusted to reflect receipt from FIP Melbourne of the amounts paid by AGPar under the agreement arising from CCBC Arbitration Decision 86/2016.

Post-retirement obligations

The impact of the Company’s post-retirement obligations on operational profit in 3Q22 was an expense of R$ 163.9 million, compared to an expense of R$ 108.9 million in 3Q21. The difference was mainly due to the increase in the discount rate, and in the expectation for inflation, which both increased the projection of costs of post-retirement liabilities for 2022.

22

People

The total expense on personnel in 3Q22 was R$ 309.8 million, 18.1% more than in 3Q21, reflecting the collective salary increase of 11.08% (which took into consideration inflation in the prior 12 months) in November 2021.

This was in line with the average expense in prior quarters, as shown in this chart:

Total personnel costs – R$ million
(excluding voluntary severance plans)

335
307
308
262
328
304
322
310
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22

Number of employees – by company

6,083
4,530
1,366
187
5,596
4,203
1,307
86
5,254
3,955
1,236
63
5,334
4,022
1,256
56
5,288
3,987
1,249
52
5,102
3,823
1,226
53
5,025
3,761
1,209
55
5,053
3,794
1,205
54
5,024
3,770
1,199
55
5,035
3,789
1,195
51
4Q18
4Q19
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
H
GT
D
Total

23

CONSOLIDATED EBITDA (IFRS and Adjusted)

EBITDA	3Q22	3Q21	Change, %
CONSOLIDATED EBITDA – R$ '000			
Profit (loss) for the period	1,182,353	421,477	180.5%
Income tax and Social Contribution tax	209,871	49,710	322.2%
Financial revenue (expenses)	109,461	1,155,490	-90.5%
Depreciation and amortization	297,607	283,318	5.0%
= Ebitda as per CVM Instruction 527 (1)	**1,799,292**	**1,909,995**	**-5.8%**
Non-recurring and non-cash effects			
Net profit attributed to non-controlling stockholders	-485	-426	13.8%
Gain on disposal of asset held for sale	-504	-	-
Reversal of tax provision – social security contributions on profit sharing	-136,114	-11,132	1122.7%
Increasing tax provision – 'Anuênio' indemnity	133,831	-	-
Put option – SAAG	-34,748	-	-
Change in client default provision	-130,569	-	-
Renegotiation of hydrological risk (Law 14052/20), net	-	-430,668	-
Loss due to reduction to recoverable value	37,182	-	-
FIP Melbourne agreement AGPar	-132,821	-	-
Adjusted Ebitda	**1,535,064**	**1,467,769**	**4.6%**

Note: Ebitda is a non-accounting measure prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Instruction 527 of October 4, 2012. It comprises: net profit adjusted for the effects of: (i) net financial revenue (expenses), (ii) depreciation and amortization, and (iii) income tax and the Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

24

Ebitda of Cemig D

CEMIG D EBITDA – R$ '000	3Q22	3Q21	Change, %
Net profit for the period	506,928	399,974	26.7%
Income tax and Social Contribution tax	175,269	154,503	13.4%
Net financial revenue (expenses)	-11,465	-2,606	339.9%
Amortization	188,247	170,790	10.2%
= EBITDA (1)	**858,979**	**722,661**	**18.9%**
Reversal of tax provision - profit shares	-42,433	-11,132	281.2%
Tax provision social security contribution	95,861	-	-
Change in the method - default provision	-130,569	-	-
= Adjusted Ebitda (2)	**781,838**	**711,529**	**9.9%**

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim accounting information as per CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises: Net profit, adjusted by the effects of (i) net Financial revenue (expenses); (ii) Depreciation and amortization; and (iii) Income tax and Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies.
Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

(2) The Company adjusts the Ebitda calculated in accordance with CVM Instruction 527/2012, to exclude extraordinary items which by their nature do not contribute to information on the potential for gross cash flow generation.

Ebitda of Cemig D in 3Q22 was R$859.0 million, and adjusted Ebitda was R$ 781.9 million, up 9.9% in relation to 3Q21.
The main effects on Ebitda in the quarter were:

- Change in the method for recognition of customer default, with extension of the period for 100% recognition of potential losses on unpaid client bills from 12 to 24 months, to give a more accurate estimate of expected losses in practice. This resulted in a reversal of R$ 85.7 million in this provision in 3Q22 (the effect of the change in method was R$ 130.6 million).
- Total volume of energy distributed was 0.6% lower YoY (comprising distribution to the captive market 2.8% lower, and distribution to the Free Market 1.8% higher). A major factor in the reduction in the captive market was the growth in distributed generation.
- The average tariff increase of 8.8% at the end of June 2022, with full effect in this period.
- Reversal, of R$ 42.4 million, of a tax provision related to social security contributions on payment of profit shares.
- Recognition of a tax provision of R$ 95.8 million for the legal action disputing charging of the social security contribution on 'Anuênios' (payments made as indemnity for time of service).

25

Cemig GT – Ebitda

	3Q22	3Q21	Change, %
CEMIG GT EBITDA – R$ '000			
Net profit for the period	251,242	-210,659	-
Current and deferred income tax and Social Contrib. tax	20,548	-218,136	-109.4%
Net financial revenue (expenses)	147,075	1,142,300	-87.1%
Depreciation and amortization	82,288	85,517	-3.8%
EBITDA as per CVM Instruction 527 (1)	**501,153**	**799,022**	**-37.3%**
Gains on renegotiation of hydrological risk	-	-122,208	-
Gains on renegotiation of hydrological risk - equity holdings	-	-308,460	-
Reversal of tax provision - profit shares	-67,451	-	-
Loss due to reduction to recoverable value	37,182	-	-
Tax provision social security contribution	31,544	-	-
Reversal in the provision for the SAAG put option	-34,748	-	-
FIP Melbourne agreement AGPar	-132,821	-	-
= Adjusted Ebitda (2)	**334,859**	**368,354**	**-9.1%**

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim accounting information as per CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises: Net profit, adjusted by the effects of (i) net Financial revenue (expenses); (ii) Depreciation and amortization; and (iii) Income tax and Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

(2) The Company adjusts the Ebitda calculated in accordance with CVM Instruction 527/2012, to exclude extraordinary items which by their nature do not contribute to information on the potential for gross cash flow generation.

Ebitda of Cemig GT in 3Q22 was R$ 501.1 million, 37.3% lower than in 3Q21. Adjusted Ebitda was R$ 334.8 million, 9.1% lower than the 3Q21 Ebitda of R$ 368.3 million. Factors in the lower Ebitda include:

- 6.3% less energy sold (excluding transactions on the CCEE), due to transfer of contracts (totaling 2,503 GWh) to Cemig H; and lower revenue on CCEE transactions, due to the lower spot price.
- Negative accounting effect on transmission revenue and on updating of the Concession Grant Fee, due to deflation in the quarter.
- Provision of R$37 million for impairment, to take account of questioning by a client of an amount charged (this will go to arbitration proceedings).
- Reversal, of R$ 67.4 million, of a tax provision related to social security contributions on payment of profit shares.
- Recognition of a tax provision of R$ 31.5 million for the legal action disputing charging of the Social Security contribution on *Anuênios* (payments made as indemnity for time of service).
- Positive effect of R$132.8 million in Equity Income, related to the payment made by AGPar to FIP Melbourne (interest in Santo Antônio) associated with the settlement resulting from the arbitration process with a favorable outcome
- A reversal of R$ 14.7 million in the provision for the SAAG put option, in 3Q22, reflecting adjustment of R$34.7 million in the liability after agreement with AGPar
- For the year-on-year comparison, note that in 3Q21 Cemig GT recognized reimbursement of R$ 122 million received in relation to hydrological risk (GSF), as well as the impact on equity holdings (*Santo Antônio, Belo Monte* and *Aliança)*, of R$ 308 million.

26

Finance income and expenses

(R$ '000)	3Q22	3Q21	Change, %
Finance income	411,748	278,827	47.7%
Finance expenses	-521,209	-1,434,317	-63.7%
Finance income (expenses)	-109,461	-1,155,490	-90.5%

In 3Q22 Cemig posted net finance expense of R$ 109.5 million, which compares to net finance *expenses* of R$ 1,155 million in 3Q21. This reflects the following factors:

- In 3Q22 the US dollar appreciated by 3.22% (R$ 0.1686), against the Real, compared to appreciation of 8.74% in 3Q21, generating an expense of R$ 168.6 million in 3Q22, compared to an expense of R$ 504.6 million in 3Q21.
- In 3Q21 the fair value of the hedge instrument contracted to protect the Eurobond issue posted an increase of R$ 100.1 million, which compares with an increase of R$ 35.6 million in 3Q21. The result for 3Q22 is mainly due to the appreciation of the dollar against the Real.
- A premium of R$ 491.0 million paid on the partial repurchase of Eurobonds was recognized in 3Q21.

Eurobonds – Effect in the quarter (R$ '000)	3Q22	3Q21
Effect of FX variation on the debt	–168,600	–504,600
Effect on the hedge	100,087	35,636
Premium on buyback of bonds	0	–491,036
Net effect in Finance revenue (expenses)	–68,513	–960,000

27

Net profit

Cemig reports Net profit of R$ 1.18 billion in 3Q22, compared to net profit of R$ 421 million in 3Q21.

Adjusted net profit was R$ 1.03 billion in 3Q22, and R$ 659 million in 3Q21. Factors include:

- Agreement with AGPar releases recognition of receivable, and adjustment to value of PUT SAAG. Positive effect on profit of R$ 136 million.
- Reversal in tax provision related to social security contributions on payment of profit shares. Positive effect on profit of R$ 90 million.
- Recognition of a tax provision, negative impact of R$ 88 million, for the legal action disputing charging of the Social Security contribution on 'Anuênios' (payments made as indemnity for time of service).
- Change in the method for recognition of customer default to give a more accurate estimate, positive effect of R$ 86 million
- Loss due to reduction to recoverable value (R$ 25 million on net profit) in Cemig GT – receivable from client (this will go to arbitration proceedings)
- Negative (combined) effect of R$ 45.2 million in 3Q22, which compares with negative effect of R$ 633.6 million in 3Q21. This is directly related to the dollar exchange rate, which rose 10.6% in 3Q22 and fell 12.2% in 3Q21.
- In 3Q21, on the other hand, there was a positive effect of R$ 389 million on profit from recognition of the agreement for renegotiation of hydrological risk.

"Adjusted net profit of R$ 1.03 billion (+56.0%)"

	3Q22	3Q21	Change, R$ '000
EQUITY INCOME (R$ '000) *			
Santo Antônio (MESA and FIP Melbourne)	142,133	-6,513	148,646
Taesa	63,986	104,671	-40,685
Aliança Geração	28,819	170,354	-141,535
Cemig Sim	9,006	4,923	4,083
Baguari Energia	7,564	5,549	2,015
Lightger	4,756	445	4,311
Hidrelétrica Pipoca	4,663	3,477	1,186
Hidrelétrica Cachoeirão	4,016	1,203	2,813
Retiro Baixo	3,797	3,033	764
Guanhães Energia	721	16	705
Ativas Data Center	61	-375	436
Axxiom	0	-158	158
Itaocara - negative equity	-41	-301	260
Belo Monte (Aliança Norte and Amazônia Energia)	-21,937	995	-22,932
Total	**247,544**	**287,319**	**-39,775**

* (Gain/loss on equity in non-consolidated investees)

28

Investments

R$ 2,243 million was invested in the first 9 months of 2022 – more than in the whole year 2021. **R$ 1,047 million** was invested in 3Q21 alone, of which **R$ 863 million** was invested in Cemig D (distribution).

DISTRIBUTION
R$ 1.853 mn
Maintenance and modernization of the electricity system

TRANSMISSION
R$ 208 mn
Strengthening and enhancement – higher RAP

GENERATION
R$ 68 mn
Expansion and modernization of the electricity system

GASMIG
R$ 40 mn
Infrastructure and other segments

Cemig SIM
R$74 mm
Infrastructure and other

Investments planned for 2022

174
328
246
3,225
Distribution
Generation
Transmission
Other

INVESTMENT IN RENEWABLES:

As well as the investments made, Cemig approved investments in photovoltaic solar generation, in line with its strategic plan of focusing on Minas Gerais state, for returns compatible with the Company's cost of capital, and expanding generation capacity from clean sources.

Investment of R$824 million in Photovoltaic Solar Plants with energization for the plants expected by September 2023

- ✓ **Boa esperança: 100 MWp installed capacity**
- ✓ **Jusante: 87 MWp installed capacity (7 plants)**

29

Debt

CONSOLIDATED (R$ '000)	Sep. 2022	2021	Change, %
Gross debt	11,368,952	11,363,963	0.0%
Cash and equivalents + Securities	4,904,420	2,903,026	68.9%
Net debt	6,464,532	8,460,937	−23.6%
Debt in foreign currency	*5,577,738*	*5,601,097*	*−0.4%*

CEMIG GT – R$ '000	Sep. 2022	2021	Change, %
Gross debt	5,577,738	6,029,460	−7.5%
Cash and equivalents + Securities	2,183,778	1,260,970	73.2%
Net debt	3,393,960	4,768,490	−28.8%
Debt in foreign currency	*5,577,738*	*5,601,097*	*−0.4%*

CEMIG D (R$ '000)	Sep. 2022	2021	Change, %
Gross debt	4,707,524	4,247,161	10.8%
Cash and equivalents + Securities	1,486,445	610,062	143.7%
Net debt	3,221,079	3,637,099	−11.4%
Debt in foreign currency	*0*	*0*	–

New financings – debenture issue

In June 2022 **Cemig D** concluded its 8th issue of non-convertible **debentures**, in 2 series, for a total of R$ 1 billion, in a Restricted Offering in accordance with CVM regulations. The first series is for R$ 500 million, paying the CDI rate +1.35%, with maturity at 5 years; the second series is for R$ 500 million, paying IPCA +6.1052%, with maturity at 7 years.

30

Debt amortization profile (R$ million)

430
892
6,055
1,312
1,030
1,650
2022
2023
2024
2025
2026
After 2027

The debt in USD is protected by hedge instrument, within an FX variation band – with payment of interest converted to a percentage of the Brazilian CDI rate.

DEBT AMORTIZED – R$ '000	3Q22	2022
GT	1	409,512
D	135,807	684,200
Other	27,592	42,777
Total	**163,400**	**1,136,489**

Debt breakdown by indexor

0.1%
48.9%
37.5%
13.5%
IPCA inflation
CDI Rate
US dollar
Other

Gross debt by company

9.5%
41.4%
49.1%
Cemig D
Cemig GT
Others

31

Covenants – Eurobonds

Last 12 months	3Q22		2021	
R$ mn	GT	H	GT	H
net income (loss)	1,604	3,650	871	3,753
financial results net	634	1,808	2,161	2,253
income tax and social contribution	45	-58	250	945
depreciation and amortization	323	1,076	259	1,049
minority interest result	-87	-512	306	-182
provisions for the variation in value of put option obligations	81	81	100	100
non-operating result (which includes any gains on asset sales and any asset write-off or impairments)	137	192	-12	-12
any non-cash expenses and non-cash charges, to the extent that they are nonrecurring	-101	393	-65	-435
any non-cash credits and gains increasing net income, to the extent that they are non-recurring	2	-83	-1,247	-1,251
non-cash revenues related to transmission and generation indemnification	-633	-645	-631	-660
cash dividends received from minority investments (as measured in the statement of cash flows)	222	625	159	499
monetary updating of concession grant fees	-507	-507	-523	-523
cash inflows related to concession grant fees	300	300	280	280
cash inflows related to transmission revenue for cost of capital coverage	557	563	596	613
Covenant EBITDA	**2,577**	**6,883**	**2,504**	**6,429**

	3Q22		2021	
Last 12 months - R$ mn	GT	H	GT	H
consolidated Indebtedness	5,578	11,369	6,029	11,364
Derivative financial instruments	-721	-721	-1,219	-1,219
Debt contracts with Forluz	190	840	209	923

32

The carrying liability of any put option obligation	654	654	636	636
Consolidated cash and cash equivalents and consolidated marketable securities recorded as current assets.	-2,184	-4,904	-1,261	-2,903
Covenant Net Debt	**3,517**	**7,238**	**4,394**	**8,801**
Covenant Net Debt to Covenant EBITDA Ratio	**1.36**	**1.05**	**1.75**	**1.37**
Limit Covenant Net Debt to Covenant EBITDA Ratio	2.50	3.00	2.50	3.00
Total Secured Debt	-	68.0	-	88.0
Total Secured Debt to Covenant EBITDA Ratio	-	0.01	-	0.01
Limit Covenant Net Debt to Covenant EBITDA Ratio	-	1.75	-	1.75

33

Cemig's long-term ratings

Cemig's ratings have improved greatly in recent years. In 2021 the three principal rating agencies upgraded their ratings.

In April 2022, Moody's again upgraded its rating for Cemig, this time by one level:

Fitch		Investment Grade										Speculative grade							
		AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC	CC
	2009																		
	2018															Bond			
	2022												Bond						

S&P		Investment Grade										Speculative grade							
		AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC
	2009																		
	2018															Bond			
	2022													Bond					

Moodys		Investment Grade										Speculative grade							
		AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2
	2009																		
	2018																		
	2022																		

Brazilian Global

34

ESG – Report on performance

Highlights

- **New investments** by Cemig in a new cycle, with new **substations** and **conversion** of many kilometers of single-phase distribution networks to 3-phase.
- 19 new electricity substations have been delivered; by 2027 the total will be 200, for investment of R$ 5 billion.

Environmental

- We have begun **electrification** of Cemig's **vehicle fleet**, opting for electric vehicles with lower consumption and maintenance cost than fuel vehicles.
- Building of the *Boa Esperança* and *Jusante* **solar photoelectric generation** plants, with supply contracts of R$ 824 million, will strengthen Cemig's output from renewable sources. This reflects the decision to add 1 GW of installed capacity to Cemig's total generation plants by 2025.
- **Cemig SIM** launches the **Cemig SIM REC** – a digital **renewable energy certificate**, provided free of charge for client companies of Cemig SIM.

Social

- **Donations:** In its partnership with the Warm Winter Clothes campaign (*Campanha do Agasalho*), Cemig received clothing and blankets, which were donated to homeless people and the vulnerable public of several social assistance entities in Minas Gerais state.
- **Dam safety**: We have begun expansion works to increase inflow capacity of **dams and spillways** at three Small Hydroelectric Plants (SHPs): *Coronel Domiciano, Cajuru* and *Paciência,* to ensure maximum operating safety and security for the population.
- The ***Cemig Workplace Health and Safety Policy*** has been published, highlighting the 'zero accident' target.

Governance

- **SOX Policy**: Another new Cemig policy – **the *Internal Controls Consequences and Accountability Policy*** – has been created, to strengthen the Company's internal controls environment.
- We implemented a new **Logistics Operation Model** for delivery of new materials, and return of unusable materials, to optimize operational management and governance of inventory levels.
- We have a new platform for management of corporate expenses – to simplify processes and optimization of control of transactions.

35

Indicators

Environmental			
Renewable energy generation	**1Q22**	**2Q22**	**3Q22**
% of generation from renewable sources	100%	100%	100%
Energy consumption	**1Q22**	**2Q22**	**3Q22**
Electricity consumption per employee (MWh)	2,18	1,67	1,53
Forests	**1Q22**	**2Q22**	**3Q22**
Total hectares of recomposition Cemig2	76,77	2,8	0
Social			
Labor force	**1Q22**	**2Q22**	**3Q22**
Number of own employees	5,053	5,024	5,035
Number of outsourced employees	20,780	20,033	21,363
% of women at Cemig (%)	13,9%	14,2%	14,7%
Number of women in leadership positions	24	27	26
Racial diversity (%)	**1Q22**	**2Q22**	**3Q22**
White	62,27	61,87	61,91
Black	37,17	37,55	37,53
Yellow	0,45	0,48	0,45
Indigenous	0,11	0,10	0,10
Training	**1Q22**	**2Q22**	**3Q22**
Average hours of training per employee	16,40	27,70	24,70
Donations (R$)	**1Q22**	**2Q22**	**3Q22**
Allocation to FIA	757,326	-	999,168
Allocation to the Elderly Fund	797,185	-	999,202
Allocation through the Sports Incentive Law	797,185	1,582,142	961,333
Suppliers	**1Q22**	**2Q22**	**3Q22**
Number of technical evaluations of suppliers (ATE/ATI)	34	39	48
Governance			
Independence	**1Q22**	**2Q22**	**3Q22**
% of shares held by members of the Board of Directors and Executive Board	0.01%	0.01%	0.01%
Ethics	**1Q22**	**2Q22**	**3Q22**
Proven cases of ethics deviation received in the whistle blowing channel	18	9	9
Operational			
Continuity	**1Q22**	**2Q22**	**3Q22**
DEC - Equivalent Duration of Interruption per Consumer (hours)	2.78	2.07	2.04
FEC - Equivalent Frequency of Interruption per Consumer (unit)	1.22	1.08	1.15
Energy efficiency	**1Q22**	**2Q22**	**3Q22**
Energy avoided per R$ thousand invested (MWh/R$ thousand)	0.7	0.048	0.13

Cemig present in the leading sustainability indices

Dow Jones Sustainability Indices

In this index for 22 years running – the only electricity sector company in the Americas in this index

MSCI

Rated AA

Best rating in Brazilian power industry

FTSE4Good

Member of FTSE4Good Global Index – score 3.5, higher than the average for the power industry (2.7)

SUSTAINALYTICS

Sustainalytics Rates Cemig holding company (Cemig H) 'medium risk'

ICO2

Index of carbon efficient companies of the São Paulo stock exchange (B3)

Rated 'Prime' in 2021, with maximum score for eco-efficiency

ISEB3

In the Corporate Sustainability Index of the B3 since its creation. The index has 39 companies.

CDP

3 years running in the CDP's "A–List" of hydro management practice leaders in Latin America

The Sustainability Yearbook 2021

Rated 15th (Bronze) of the 220 power industry companies in S&P's Sustainability Ranking

Energy Intelligence

24th in world ranking – 2nd in Brazil – of the Top 100 Green Utilities based on Carbon emissions and renewable sources

36

Performance of Cemig's shares

Security	Sep. 22	2021	Change, %
Our share prices [2]			
CMIG4 (PN) at the close (R$/share)	10.76	9.26	16.16%
CMIG3 (ON) at the close (R$/share)	16.2	13.4	20.91%
CIG (ADR for PN shares), at close (US$/share)	2.02	1.68	20.11%
CIG.C (ADR for ON shares) at close (US$/share)	3.22	2.64	22.04%
XCMIG (Cemig PN shares on Latibex), close (€/share)	2.04	2.06	-0.97%
Average daily volume			
CMIG4 (PN) (R$ mn)	111.77	123.44	-9.45%
CMIG3 (ON) (R$ mn)	9.76	9.05	7.85%
CIG (ADR for PN shares) (US$ mn)	13.79	18.12	-23.90%
CIG.C (ADR for ON shares) (US$ mn)	0.26	0.14	85.71%
Indices			
IEE	78,488	76,305	2.86%
IBOV	110,037	104,822	4.97%
DJIA	28,726	36,338	-20.95%
Indicators			
Market valuation at end of period, R$ mn	27,681	25,254	9.61%
Enterprise value (EV – R$ mn) (1)	35,229	33,444	5.34%
Dividend yield of CMIG4 (PN) (%) (3)	12.82	10.44	2,38 p.p
Dividend yield of CMIG3 (ON) (%) (3)	7.65	7.39	0,26 p.p

(1) EV = Market valuation (R$/share x number of shares) plus consolidated Net debt.

(2) Share prices are adjusted for corporate action payments, including dividends.

(3) (Dividends distributed in last four quarters) / (Share price at end of the period).

On the B3, Cemig's shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the third most liquid in Brazil's electricity sector, and among the most traded in the Brazilian equity market.

On the NYSE the volume traded in ADRs for Cemig's preferred shares (CIG) in 9M22 was US$2.59 billion. We see this as reflecting recognition by the investor market of Cemig as a global investment option.

The **Ibovespa** index of the São Paulo Stock Exchange (B3) was up 4.97% in the quarter, while **Cemig's preferred shares** outperformed this, **rising 16.16%** in the quarter, and the common shares rose **20.91%.**

In New York the ADRs for Cemig's preferred shares rose appreciated 20.11%, and the ADRs for the common shares rose 22.04%.

50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
dezembro-21
janeiro-22
fevereiro-22
março-22
abril-22
maio-22
junho-22
julho-22
agosto-22
setembro-22
20.91%
16.16%
4.97%
2.86%
CMIG4
CMIG3
IBOV
IEEX

37

Generation plants

Plant	Company	Cemig power (MW)*	Cemig physical guarantee (MW)	End of concession	Type	Cemig interest
Emborcação	Cemig GT	1,192	500	May 2027	Hydro plant	100.0%
Nova Ponte	Cemig GT	510	270	August 2027	Hydro plant	100.0%
Irapé	Cemig GT	399	208	Sep. 2037	Hydro plant	100.0%
Três Marias	Cemig Ger. Três Marias	396	239	Jan. 2053	Hydro plant	100.0%
Salto Grande	Cemig Ger. Salto Grande	102	75	Jan. 2053	Hydro plant	100.0%
Queimado	Cemig GT	87	56	July 2034	Hydro plant	82.5%
Sá Carvalho	Sá Carvalho S.A.	78	56	August 2026	Hydro plant	100.0%
Rosal	Rosal Energia S.A.	55	29	Dec. 2035	Hydro plant	100.0%
Itutinga	Cemig Ger. Itutinga	52	28	Jan. 2053	Hydro plant	100.0%
Camargos	Cemig Ger. Camargos	46	21	Jan. 2053	Hydro plant	100.0%
Volta do Rio	Cemig GT	42	18	Dec. 2031	Wind plant	100.0%
Poço Fundo	Cemig GT	30	17	May 2052	Small Hydro Plant	100.0%
Praias do Parajuru	Cemig GT	29	8	Sep. 2032	Wind plant	100.0%
Pai Joaquim	Cemig PCH	23	14	Sep. 2032	Small Hydro Plant	100.0%
Piau	Cemig Ger. Sul	18	14	Jan. 2053	Hydro plant	100.0%
Gafanhoto	Cemig Ger. Oeste	14	7	Jan. 2053	Hydro plant	100.0%
Peti	Cemig Ger. Leste	9	6	Jan. 2053	Hydro plant	100.0%

38

Salto Voltão	Horizontes Energia	8	7	Jun. 2033	Small Hydro Plant	100.0%
Belo Monte Plant	Norte	1,313	534	July 2046	Hydro plant	11.7%
Santo Antônio Plant	SAE	269	183	Sep. 2047	Hydro plant	7.5%
Aimorés	Aliança	149	82	Nov. 2039	Hydro plant	45.0%
Amador Aguiar I (Capim Branco I)	Aliança	94	61	Nov. 2042	Hydro plant	39.3%
Amador Aguiar II (Capim Branco II)	Aliança	83	52	August 2036	Hydro plant	39.3%
Funil	Aliança	81	38	May 2040	Hydro plant	45.0%
Igarapava	Aliança	50	32	Sep. 2031	Hydro plant	23.7%
Porto Estrela	Aliança	34	19	Jun. 2035	Hydro plant	30.0%
Candonga	Aliança	32	15	July 2040	Hydro plant	22.5%
Santo Inácio III	Aliança	13	6	Jun. 2046	Wind plant	45.0%
Garrote	Aliança	10	5	Jun. 2046	Wind plant	45.0%
Santo Inácio IV	Aliança	10	5	Jun. 2046	Wind plant	45.0%
São Raimundo	Aliança	10	5	Jun. 2046	Wind plant	45.0%
Baguari	Baguari Energia	48	29	Mar. 2046	Hydro plant	34.0%
Cachoeirão	Hidrelétrica Cachoeirão	13	8	Sep. 2033	Small Hydro Plant	49.0%
Pipoca	Hidrelétrica Pipoca	10	6	Dec. 2034	Small Hydro Plant	49.0%
Paracambi	LightGer	12	10	Jan. 2034	Small Hydro Plant	49.0%
Retiro Baixo	Retiro Baixo Energética	42	18	Mar. 2046	Hydro plant	49.9%
Other		123	58			
Total		**5,485**	**2,736**			

* Generation capacities given in physical guarantee figures are proportional to Cemig's holding in each plant.

39

RAP – July 2022-June 2023 cycle

Aneel Ratifying Resolution (REH) 3067/2022 (2022–2023 cycle)				
Company	**R$ '000**	**% Cemig**	**Cemig (R$ '000)**	**Expiration**
Cemig	925,247	100.00%	925,247	
Cemig GT	810,629	100.00%	810,629	Dec. 2042
Cemig Itajubá	75,310	100.00%	75,310	Oct. 2030
Centroeste	30,575	100.00%	30,575	Mar. 2035
Sete Lagoas	8,734	100.00%	8,734	Jun. 2041
Taesa	3,453,500	21.68%	748,719	
TOTAL RAP – CEMIG			**1,673,966**	

REIMBURSEMENT FOR ASSETS – NATIONAL GRID				
R$ '000 – per cycle	**2020-2021**	**2021-2022**	**2022-2023**	**From 2023-2024, to 2027-2028**
Economic	144,375	144,375	144,375	60,158
Financial	332,489	88,662	129,953	275,556
TOTAL	**476,864**	**233,038**	**274,328**	**335,714**

* The figures for indemnity of National Grid components are included in the RAP of Cemig (first table).

40

Complementary information

Cemig D

CEMIG D Market				
Quarter	Captive Consumers	TUSD ENERGY[1]	T.E.D[2]	TUSD PICK[3]
3Q20	6,041	5,069	11,110	33.0
4Q20	6,157	5,461	11,618	34.1
1Q21	6,147	5,350	11,497	34.5
2Q21	6,098	5,592	11,689	35.5
3Q21	6,116	5,629	11,746	35.2
4Q21	6,013	5,612	11,626	36.1
1Q22	5,738	5,397	11,136	36.2
2Q22	6,050	5,853	11,904	36.7
3Q22	5,942	5,790	11,733	34.7

1. Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients ("Portion A")

2. Total electricity distributed

3. Sum of the demand on which the TUSD is invoiced, according to demand contracted ("Portion B").

41

Cemig D	3Q22	2Q22	3Q21	chg. %	chg. %
Operating Revenues (R$ million)				**3Q/2Q**	**3Q/3Q**
Revenue from supply of energy	4,500	5,475	5,619	-17.8%	-19.9%
Reimbursement of PIS/Pasep and Cofins credits to customers	706	498	445	41.8%	58.7%
Revenue from Use of Distribution Systems (the TUSD charge)	991	920	893	7.7%	11.0%
CVA and Other financial components in tariff adjustment	-396	-272	1,116	-	-
Construction revenue	1,050	683	486	53.7%	116.0%
Others	952	831	652	14.6%	46.0%
Subtotal	**7,803**	**8,135**	**9,211**	-4.1%	-15.3%
Deductions	2,063	3,204	2,920	-35.6%	-29.3%
Net Revenues	**5,740**	**4,931**	**6,291**	16.4%	-8.8%

	3Q22	2Q22	3Q21	chg. %	chg. %
Cemig D - Expenses				**3Q/2Q**	**3Q/3Q**
Personnel	208	257	170	-19.1%	22.4%
Employees' and managers' profit sharing	11	27	38	-59.3%	-71.1%
Forluz – Post-retirement obligations	110	101	74	8.9%	48.6%
Materials	28	25	17	12.0%	64.7%
Outsourced services	338	328	292	3.0%	15.8%
Amortization	188	179	170	5.0%	10.6%
Operating provisions	3	1,544	38	-99.8%	-92.1%
Charges for Use of Basic Transmission Network	617	580	671	6.4%	-8.0%
Energy purchased for resale	2,460	2,257	3,730	9.0%	-34.0%
Construction Cost	1,050	683	486	53.7%	116.0%
Other Expenses	56	42	54	33.3%	3.7%
Total	**5,069**	**6,023**	**5,740**	-15.8%	-11.7%

42

Cemig D	3Q22	2Q22	3Q21	chg. %	chg. %
Statement of Results				3Q/2Q	3Q/3Q
Net Revenue	5,740	4,931	6,291	16.4%	-8.8%
Operating Expenses	5,069	6,023	5,740	-15.8%	-11.7%
EBIT	671	-1,092	551	-	21.8%
EBITDA	**859**	**-912**	**722**	-	19.0%
Financial Result	11	-332	3	-	266.7%
Provision for Income Taxes, Social Cont & Deferred Income Tax	-175	524	-154	-	13.6%
Net Income	**507**	**-900**	**400**	-	26.8%

Cemig GT

Cemig GT - Operating Revenues	3Q22	2Q22	3Q21	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
Sales to end consumers	1,319	1,344	1,295	-1.9%	1.9%
Supply	552	541	848	2.0%	-34.9%
Revenues from Trans. Network	191	197	141	-3.0%	35.5%
Gain on monetary updating of Concession Grant Fee	60	161	125	-62.7%	-52.0%
Transactions in the CCEE	96	18	212	433.3%	-54.7%
Construction revenue	100	101	76	-1.0%	31.6%
Financial remuneration of transmission contractual assets	42	205	158	-79.5%	-73.4%
Others	47	20	37	135.0%	27.0%
Subtotal	**2,407**	**2,587**	**2,892**	**-7.0%**	**-16.8%**
Deductions	488	537	523	-9.1%	-6.7%
Net Revenues	**1,919**	**2,050**	**2,369**	**-6.4%**	**-19.0%**

43

Cemig GT - Operating Expenses (R$ million)	3Q22	2Q22	3Q21	chg. % 3Q/2Q	chg. % 3Q/3Q
Personnel	78	92	73	-15.2%	6.8%
Employees' and managers' profit sharing	9	10	14	-10.0%	-35.7%
Forluz – Post-retirement obligations	35	32	23	9.4%	52.2%
Materials	6	7	7	-14.3%	-14.3%
Outsourced services	57	50	48	14.0%	18.8%
Depreciation and Amortization	82	82	86	0.0%	-4.7%
Operating provisions	4	-36	36	-111.1%	-88.9%
Charges for Use of Basic Transmission Network	64	59	58	8.5%	10.3%
Energy purchased for resale	1,255	934	1,542	34.4%	-18.6%
Construction Cost	72	75	55	-4.0%	30.9%
Other Expenses	13	188	15	-93.1%	-13.3%
Total	1,675	1,493	1,957	12.2%	-14.4%

Cemig GT - Statement of Results (R$ million)	3Q22	2Q22	3Q21	chg. % 3Q/2Q	chg. % 3Q/3Q
Net Revenue	1,919	2,050	2,369	-6.4%	-19.0%
Operating Expenses	1,675	1,493	1,957	12.2%	-14.4%
EBIT	244	557	412	-56.2%	-40.8%
Equity gain in subsidiaries	175	224	179	-21.9%	-2.2%
Offsetting of hydrological risk costs	0	0	122	-	-
EBITDA	501	863	799	-41.9%	-37.3%
Financial Result	-147	-535	-1,142	-	-
Provision for Income Taxes, Social Cont & Deferred Income Tax	-21	344	218	-106.1%	-
Net Income	251	590	-211	-57.5%	-219.0%

44

Cemig Consolidated Tables

Energy Sales	3Q22	2Q22	3Q21	chg. %	chg. %
(in GWh)				3Q/2Q	3Q/3Q
Residential	2,706	2,767	2,757	-2.2%	-1.8%
Industrial	4,734	4,598	4,263	3.0%	11.0%
Commercial	2,124	2,307	2,018	-7.9%	5.3%
Rural	928	845	1170	9.8%	-20.7%
Others	848	862	788	-1.6%	7.6%
Subtotal	**11,340**	**11,379**	**10,996**	**-0.3%**	**3.1%**
Own Consumption	7	7	8	0.0%	-12.5%
Supply	4507	3260	3026	38.3%	48.9%
TOTAL	15,854	14,646	14,030	8.2%	13.0%

Revenue from supply of electricity	3Q22	2Q22	3Q21	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
Residential	2,080	2,724	2,857	-23.6%	-27.2%
Industrial	1,548	1,520	1,389	1.8%	11.4%
Commercial	1,340	1,656	1,363	-19.1%	-1.7%
Rural	541	541	764	0.0%	-29.2%
Others	457	533	554	-14.3%	-17.5%
Subtotal	**5,966**	**6,974**	**6,927**	**-14.5%**	**-13.9%**
Unbilled supply	61	-27	-15	-325.9%	-506.7%
Supply	1079	898	828	20.2%	30.3%
TOTAL	7,106	7,845	7,740	-9.4%	-8.2%

45

Operating Revenues - consolidated (R$ million)	3Q22	2Q22	3Q21	chg. % 3Q/2Q	chg. % 3Q/3Q
Sales to end consumers	6,027	6,947	6,927	-13.2%	-13.0%
Supply	1,079	898	828	20.2%	30.3%
TUSD	985	913	887	7.9%	11.0%
CVA and Other financial components in tariff adjustment	-395	-271	1,116	-	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers	706	498	445	41.8%	58.7%
Transmission revenue plus RTP	106	126	72	-15.9%	47.2%
Financial remuneration of transmission contractual assets	50	205	165	-75.6%	-69.7%
Transactions in the CCEE	135	17	425	-	-
Gas supply	1,218	1,113	948	9.4%	28.5%
Construction revenue	1,163	797	573	45.9%	103.0%
Others	1,059	1,011	783	4.7%	35.2%
Subtotal	**12,133**	**12,254**	**13,169**	**-1.0%**	**-7.9%**
Deductions	2,910	4,041	3,644	-28.0%	-20.1%
Net Revenues	**9,223**	**8,213**	**9,525**	**12.3%**	**-3.2%**

Operating Expenses - consolidated (R$ million)	3Q22	2Q22	3Q21	chg. % 3Q/2Q	chg. % 3Q/3Q
Personnel	310	370	262	-16.2%	18.3%
Employees' and managers' profit sharing	25	37	55	-32.4%	-54.5%
Forluz – Post-Retirement Employee Benefits	164	151	109	-	50.5%
Materials	34	33	24	3.0%	41.7%
Outsourced services	409	393	354	4.1%	15.5%
Energy purchased for resale	4126	3446	5302	19.7%	-22.2%

46

Depreciation and Amortization	298	288	286	3.5%	4.2%
Operating Provisions	39	1510	76	-97.4%	-48.7%
Charges for use of the national grid	588	560	653	5.0%	-10.0%
Gas bought for resale	782	692	560	13.0%	39.6%
Construction costs	1135	772	553	47.0%	105.2%
Write-off of financial assets	0	172	0	-	-
Other Expenses	67	66	73	1.5%	-8.2%
Total	**7,977**	**8,490**	**8,307**	**-6.0%**	**-4.0%**

Financial Result Breakdown	3Q22	2Q22	3Q21	chg. %	chg. %
(R$ million)				**3Q/2Q**	**3Q/3Q**
FINANCE INCOME					
Income from cash investments	144	97	69	48.5%	108.7%
Arrears fees on sale of energy	74	103	113	-28.2%	-34.5%
Monetary variations – CVA	38	59	21	-35.6%	81.0%
Monetary updating on Court escrow deposits	23	19	8	21.1%	187.5%
Pasep and Cofins charged on finance income	-37	-23	-28	60.9%	32.1%
Exchange	0	0	0	-	-
Gains on financial instruments - Swap	100	55	36	81.8%	177.8%
Monetary uptading of PIS/Cofins credits	0	111	0	0.0%	0.0%
Others	70	53	60	32.1%	16.7%
	412	**474**	**279**	**-13.1%**	**47.7%**
FINANCE EXPENSES					
Costs of loans and financings	234	236	294	-0.8%	-20.4%
Foreign exchange variations	169	500	505	-66.2%	-66.5%

47

Monetary updating – loans and financings	0	77	78	-100.0%	-100.0%
Charges and monetary updating on post-retirement obligation	4	16	16	-75.0%	-75.0%
Update PIS/Pasep and Cofins to be refunded					
Premium paid on repurchase of debt (Eurobonds)	0	0	491	-	-100.0%
Others	65	48	50	35.4%	30.0%
	521	**1,344**	**1,434**	**-61.2%**	**-63.7%**
NET FINANCE INCOME (EXPENSES)	**-109**	**-870**	**-1,155**	**-87.5%**	**-90.6%**

Statement of Results	3Q22	2Q22	3Q21	chg. %	chg. %
(R$ million)				**3Q/2Q**	**3Q/3Q**
Net Revenue	9,223	8,213	9,525	12.3%	-3.2%
Operating Expenses	7,977	8,490	8,307	-6.0%	-4.0%
EBIT	1,246	-277	1,218	-549.8%	2.3%
Equity gain (loss) in subsidiaries	247	336	287	-26.5%	-13.9%
Result of Periodic Tariff Review and RBSE reprofiling	0	0	0	-	-
Offsetting of hydrological risk costs	0	0	122	-	-
Result of business combination	8	6	0	33.3%	-
EBITDA	**1,799**	**353**	**1,910**	**409.6%**	**-5.8%**
Financial Result	-109	-870	-1,155	-	-
Provision for Income Taxes, Social Cont & Deferred Income Tax	-210	855	-50	-	-
Net profit for the period	**1,182**	**50**	**422**	**2264.0%**	**180.1%**

48

Cash Flow Statement	9M22	9M21
(R$ million)		
Cash at beginning of period	**825**	**1,680**
Cash generated by operations	**5,571**	**3,060**
Net income for the period from going concern operations	2,687	2,790
Tributos compensáveis	977	-55
Depreciation and amortization	870	763
CVA and other financial components	1,368	-1,909
Equity gain (loss) in subsidiaries	-768	-439
Provisions (reversals) for operational losses	247	169
Deferred income and social contribution taxes	-809	-87
Refund of PIS/Pasep and Cofins credits to consumers	-1,642	-876
Dividends receivable	480	354
Offsetting of hydrological risk costs	0	-1,032
Interest paid on loans and financings	-538	-1,143
Result of Periodic tariff review	-	-239
Net gain on derivative instruments at fair value through profit or loss	458	1,489
Interest and monetary variation	-174	212
Escrow deposits	-35	-79
Others	2,450	3,140
Investment activity	**-3,169**	**1,125**
Securities - Financial Investment	-836	1,098
Financial assets	6	1,367
Fixed and Intangible assets/distribution and gas infrastructure	-2,339	-1,340
Financing activities	**-1,236**	**-5,037**

49

Lease payments	-53	-52
Payments of loans and financings	-1,136	-4,284
Interest on Equity, and dividends	-1,035	-701
Proceeds from Loans, financings and debentures	988	0
Cash at end of period	**1,991**	**828**

BALANCE SHEETS - ASSETS	9M22	9M21
(R$ million)		
CURRENT		
Cash and cash equivalents	1,991	825
Marketable securities	2,779	1,724
Customers, traders, concession holders and Transport of energy	4,642	4,430
Concession financial assets	1,266	1,505
Concession contract assets	704	600
Tax offsetable	1,500	1,969
Income tax and Social Contribution tax recoverable	799	699
Dividends receivable	71	335
Public lighting contribution	201	233
Refund tariff subsidies	97	292
Other credits	656	337
TOTAL CURRENT	**14,706**	**12,949**
NON-CURRENT		
Securities	134	354
Consumers and traders	46	52
Tax offsetable	1,672	1,997
Income tax and Social Contribution tax recoverable	294	315
Deferred income tax and Social Contribution tax	3,117	2,465
Escrow deposits in legal actions	1,247	1,155
Derivative financial instruments – Swaps	744	1,219
Accounts receivable from the State of Minas Gerais	13	13

50

Financial assets of the concession	4,376	4,969
Contractual assets	6,568	5,780
Investments	5,373	5,106
Property, plant and equipment	2,405	2,419
Intangible assets	13,524	12,953
Leasing – rights of use	221	226
Other credits	74	74
TOTAL NON-CURRENT	**39,808**	**39,097**
TOTAL ASSETS	**54,514**	**52,046**

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS' EQUITY	9M22	9M21
(R$ million)		
CURRENT		
Suppliers	2,740	2,683
Regulatory charges	540	611
Profit sharing	125	137
Taxes	431	528
Income tax and Social Contribution tax	260	190
Interest on Equity, and dividends, payable	1,945	1,909
Loans and financings	1,189	1,465
Payroll and related charges	261	225
Public Lighting Contribution	290	357
Post-retirement liabilities	375	347
Sectoral financial liabilities of the concession	0	51
PIS/Pasep and Cofins taxes to be reimbursed to customers	1,873	704
Derivative financial instruments	92	6
Derivative financial instruments - options	654	636

51

Leasing operations	30	62
Other obligations	767	777
TOTAL CURRENT	**11,572**	**10,688**
NON-CURRENT		
Regulatory charges	67	205
Loans and financings	10,180	9,899
Income tax and Social Contribution tax	364	342
Deferred Income tax and Social Contribution tax	810	962
Provisions	2,012	1,889
Post-retirement liabilities	5,984	5,858
PASEP / COFINS to be returned to consumers	1,724	2,319
Leasing operations	215	182
Others	507	240
TOTAL NON-CURRENT	**21,863**	**21,896**
TOTAL LIABILITIES	**33,435**	**32,584**
TOTAL EQUITY		
Share capital	11,007	8,467
Capital reserves	2,250	2,250
Profit reserves	8,408	10,948
Equity valuation adjustments	-2,218	-2,208
Profit reserves	1,627	0
NON-CONTROLLING INTERESTS	**21,074**	**19,457**
Non-Controlling Interests	**5**	**5**
TOTAL EQUITY	**21,079**	**19,462**
TOTAL LIABILITIES AND EQUITY	**54,514**	**52,046**

52

Cemig GT	EBITDA		NET PROFIT	
R$ million	**3Q22**	**3Q21**	**3Q22**	**3Q21**
IFRS	**501**	**799**	**251**	**-211**
Offsetting of hydrological risk costs	-	-430	-	-389
FX exposure – Eurobond and hedge	-	-	45	634
Reversals of tax provisions - Social security	-67	-	-44	-
Loss due to reduction to recoverable value	37	-	24	-
Tax provision for Anuênio case	32	-	21	-
FIP Melbourne agreement AGPar - Put SAAG	-35	-	-23	-
FIP Melbourne agreement AGPar - Equity Income	-133	-	-113	-
RECURRING	**335**	**369**	**161**	**34**

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig's business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section *Risk Factors* included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

In this material, financial amounts are in **R$ million** (R$ mn) unless otherwise stated.

Financial data reflect the adoption of IFRS.

2.       Notice to the Market - CEMIG executes a Share Purchase Agreement for the disposal of 19.6% of its stake in Ativas Data Center S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

CEMIG executes a Share Purchase Agreement for the disposal of 19.6% of its stake in Ativas Data Center S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig or Company”), a publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that it executed today a Share Purchase Agreement and Other Covenants (“Transaction”) for the disposal of 19.6% of its stake in Ativas Data Center S.A. to Sonda Procwork Informática Ltda (“Sonda”), which holds the remaining interest of 80.4%.

The transaction totaled R$60.02 million and will be settled by offsetting Cemig’s debt obligations with Sonda, of which R$57.58 million referring to loans and R$2.44 million to indemnification.

The transaction reinforces the Company’s strategy regarding the divestment of Cemig’s minority stake to create value by investing in projects in the Minas Gerais State.

Belo Horizonte, November 16, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

3.       Notice to the Market - Cemig GT has commenced an offer to purchase for cash (“Tender Offer”).

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CNPJ 17.155.730/0001-64

NIRE 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ 06.981.176/0001-58

NIRE 31300020550

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a category A publicly listed corporation with its stock traded on the São Paulo, New York and Madrid stock exchanges, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. – CEMIG-GT, a category B publicly listed corporation and a wholly-owned subsidiary of Cemig (“Cemig GT”), pursuant to the provisions of Ruling No. 44 issued by the Brazilian Securities Commission (“CVM”) on August 23, 2021, as amended from time to time, hereby inform their stockholders and the market that Cemig GT has commenced an offer to purchase for cash (“Tender Offer”) its 9.25% Senior Notes due 2024 in the foreign market up to an aggregate principal amount of US$ 250,000,000 (the “Notes”).

The Tender Offer will be carried out in accordance with the terms and conditions set forth in the offer to purchase dated November 28, 2022 (the “Offer to Purchase”). Cemig GT reserves the right to amend, terminate or withdraw the Tender Offer at its sole discretion, subject to disclosure and other requirements set forth in applicable law and regulation.

This Notice to the Market is merely informative and shall not, under any circumstance, be construed as an offer to purchase or solicitation of an offer for the sale of the Notes in any jurisdiction in which an offer to purchase or solicitation of an offer for a sale is prohibited, in accordance with the securities laws of any such state or jurisdiction, including Brazil. The Tender Offer will be offered exclusively to foreign investors and shall not be registered with the CVM or offered in Brazil.

Cemig and Cemig GT reaffirm their commitment to keep the market timely informed of the subject matter set forth in this Notice to the Market, pursuant to applicable law and regulation. Any communication to their stockholders and the market relating to the Tender Offer will be made on the applicable websites of CVM (www.cvm.gov.br), B3 – Brasil, Bolsa, Balcão S.A. (http://www.b3.com.br/pt_br/) and Cemig (http://ri.cemig.com.br/)

Belo Horizonte, November 28, 2022.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

4.       Notice to the Market – Cemig was the winner of lot 1 referring to the Transmission Auction 02/2022 held by the National Electric Energy Agency (“ANEEL”).

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”), a publicly held company and the wholly-owned subsidiary of CEMIG, hereby inform, under CVM Resolution 44/2021, of August 23, 2021, the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that it was the winner of lot 1 referring to the Transmission Auction 02/2022 held on this date by the National Electric Energy Agency (“ANEEL”):

Lot 1
Winning Annual Permitted Revenue (APR) (R$)	16,996,903.92
Discount	48.05%
Location (States)	Minas Gerais/Espírito Santo
Extension (km)	165 km, simple circuit, 230 kV
Substations	-
CAPEX - ANEEL (R$)	199,136,252.88
Construction deadline (months)	60

The lot bought has important synergies that take advantage of the Operation and Maintenance structure existing at Cemig GT, in addition to CAPEX optimization forecasts and early project delivery, with compatible profitability to the company’s capital cost for this kind of project.

The result of the bidding process consolidates the strategic position of Cemig GT as one of the biggest electricity transmission companies in Brazil, in line with sustainable growth objectives and value generation, following the commitment to transmitting electricity with reliability, transparency, and safety for all society, respecting the environment.

Belo Horizonte/MG - December 16, 2022.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

5.       Material Fact - Preliminary results of the offer to purchase for cash commenced by Cemig GT (“Tender Offer”).

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

MATERIAL FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a category “A” publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. – CEMIG-GT, a category “B” publicly held company, a wholly-owned subsidiary of Cemig (“Cemig GT”), according to the provisions of Resolution 44 issued by the Brazilian Securities and Exchange Commission (“CVM”), of August 23, 2021, as amended, hereby informs its shareholders and the market in general about the preliminary results of the offer to purchase for cash announced on a Material Fact disclosed on November 28, 2022, commenced by Cemig GT (“Tender Offer”) of its 9.25% Senior Notes due in 2024 in the foreign market (“Notes”), up to an aggregate principal amount of US$250,000,000.00 (two hundred and fifty million dollars) (“Maximum Amount”).

The Tender Offer is being carried out according to the terms and conditions outlined in the offer to purchase (“Offer to Purchase”) dated November 28, 2022. At 5:00 p.m., New York time, of December 9, 2022 (“First Tender Offer Time”), according to D.F. King & Co., Inc., the offering agent and the information agent for the Tender Offer, the holders of Notes representing US$ 240,702,000 made offers (which were not validly withdrawn).

Since the aggregate principal amount of all the Notes validly offered until the Early Offer Date Uma did not exceed the Maximum Amount, CEMIG GT intends to validly acquire all the Notes offered until the First Tender Offer Time (including such time).

Subject to the terms and conditions of the Tender Offer, the holders of the Notes who validly offered their Notes until the First Tender Offer Time (including such time) will be entitled to receive US$1,031.25 for each US$1,000 in principal of the Notes accepted for purchase (“Total Purchase Value”), which includes an early premium of US$50.00 for each US$1,000 in principal of the Notes.

Subject to the terms and conditions of the Tender Offer, the holders of Notes who validly offered their Notes after the First Tender Offer Time, but within the Expiration Date (as defined in the Offer to Purchase) will be entitled to receive US$981.25 for each US$1,000 in principal of the Notes accepted for purchase, which does not include any premium.

In addition to the Total Purchase Value, the holders of Notes who validly offered their Notes and accepted the purchase until the First Tender Offer Time (including such time) will also receive accrued and not paid interest since, and including, the last interest payment date until, but not including, the Initial Settlement Date (as defined below).

The payment of the validly offered Notes before or in the First Tender Offer Time and accepted for purchase is expected to occur on December 21, 2022 (“Initial Settlement Date”).

For any Notes validly offered and not previously settled in the First Tender Offer Time, as well as for any Notes validly offered after the First Tender Offer Time until the Expiration Date (as defined in the Offer to Purchase) (excluding such date), accepted for purchase, the settlement will occur on the date in which all Notes not previously settled are settled (“Final Settlement Date”), subject to compliance with all conditions provided in the Offer to Purchase or its waiver by Cemig GT, as applicable. The Final Settlement Date is expected to occur immediately after the Expiration Date (as defined in the Offer to Purchase).

The holders whose Notes are accepted for purchase after the First Tender Offer Time, but before the Expiration Date (as defined in the Offer to Purchase) (including such date), will receive accrued and not paid interest as of the last interest payment date until, but not including, the Final Settlement Date.

This Material Fact is merely informative and shall not, under any circumstance, be construed as an offer to purchase or solicitation of an offer for the sale of the Notes in any jurisdiction in which an offer to purchase or solicitation of an offer for a sale is prohibited, under the securities laws of any such state or jurisdiction, including Brazil. The Tender Offer is being carried out exclusively to foreign investors and shall not be registered with the CVM or offered in Brazil.

Cemig and Cemig GT reaffirm their commitment to keeping the market timely informed of the subject matter outlined in this Material Fact, according to applicable law and regulation. Any communication to their shareholders and the market in general relating to the Tender Offer will be made on the websites of CVM (www.cvm.gov.br), B3 – Brasil, Bolsa, Balcão S.A. (http://www.b3.com.br/pt_br/), and Cemig (http://ri.cemig.com.br/)

Belo Horizonte/MG - December 12, 2022.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

6.       Notice to Shareholders - Interest on Capital.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO SHAREHOLDERS

We hereby inform our shareholders that the Executive Board resolved on the declaration of Interest on Equity - IoE. Detailed information about the payment is as follows:

1.     Gross value: R$515.514.000,00 (five hundred, fifteen million, five hundred and fourteen thousand reais);

2.     Gross value per share: R$0,23426869112 per share, to be paid with the mandatory minimum dividend referring to 2022, with a 15% withholding income tax, except for shareholders exempt from said withholding, under the law in force;

3.     Date “with rights”: shareholders of record on December 27, 2022 that hold common and preferred shares will be entitled to the payment;

4.     Date “ex-rights”: 12-28-2022;

5.     Payment date: Two (2) equal installments, the first by June 30, 2023, and the second by December 30, 2023.

Shareholders whose shares are not held in custody at CBLC (Companhia Brasileira de Liquidação e Custódia) and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update.

Belo Horizonte, December 22, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

7.       Material Fact -Tender Offer Cemig GT Concluded.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

MATERIAL FACT

A COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a category “A” publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. – CEMIG-GT, a category “B” publicly held company, a wholly-owned subsidiary of Cemig (“Cemig GT”), according to the provisions of Resolution 44 issued by the Brazilian Securities and Exchange Commission (“CVM”), of August 23, 2021, as amended, hereby informs its shareholders and the market in general that completed the offer to purchase for cash announced on a Material Fact disclosed on November 28, 2022, commenced by Cemig GT (“Tender Offer”) of its 9.25% Senior Notes due in 2024 in the foreign market (“Notes”), up to an aggregate principal amount of US$250,000,000.00 (two hundred and fifty million dollars) (“Maximum Amount”).

The Tender Offer expired at 11:59 p.m. (New York City time) on December 23, 2022 (“Expiration Date”).

A total amount of US$ 243,890,000 was accepted by holders of Notes, $240,702,000 were previously settled on December 21, 2022, considering the acceptances made by the holders of Notes until 5:00 p.m. (New York City Time) on December 9, 2022 ("Early Tender"). The remaining amount of US$ 3,188,000, was accepted by the holders of Notes after Early tender, within the Expiration Date.

Considering that the total amount of valid acceptances made by the holders of Notes up to the Experation Date did not exceed the Maximum Amount, Cemig GT will acquire the Notes of all holders who have accepted the tender offer.

Subject to the terms and conditions of the Tender Offer, the holders of Notes who validly accepted their Notes after the Early Tender Offer Time, but within the Expiration Date (as defined in the Offer to Purchase) will be entitled to receive US$981.25 for each US$1,000 in principal of the Notes accepted for purchase.

This Material Fact is merely informative and shall not, under any circumstance, be construed as an offer to purchase or solicitation of an offer for the sale of the Notes in any jurisdiction in which an offer to purchase or solicitation of an offer for a sale is prohibited, under the securities laws of any such state or jurisdiction, including Brazil. The Tender Offer is being carried out exclusively to foreign investors and shall not be registered with the CVM or offered in Brazil.

Cemig and Cemig GT reaffirm their commitment to keeping the market timely informed of the subject matter outlined in this Material Fact, according to applicable law and regulation. Any communication to their shareholders and the market in general relating to the Tender Offer will be made on the websites of CVM Classification: Public (www.cvm.gov.br), B3 – Brasil, Bolsa, Balcão S.A. (http://www.b3.com.br/pt_br/), and Cemig (http://ri.cemig.com.br/).

Belo Horizonte/MG – December 27, 2022.

Leonardo George de Magalhães

Diretor de Finanças e Relações com Investidores

8.       Notice to the Market - CEMIG concludes the desinvesment of f its stake in Ativas Data Center.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

CEMIG concludes the desinvesment of 19.6% of its stake in Ativas Data Center S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig or Company”), a publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general, in continuity with the disclosure made through a Notice to the Market by the Company on November 16, 2022, which concluded today the desinvesment of 19.6% of its total stake in Ativas Data Center S.A (“Ativas”) to Sonda Procwork Informática Ltda (“Sonda”).

The amount disbursed by Sonda was R$60.02 million, and was paid by compensation of: (i) offsetting Cemig’s debt obligations with Sonda, of which R$57.58 million referring to loans and (ii) R$2.44 million to indemnification.

Upon completion of the Transaction, the Company ceased to hold any shares issued by Ativas and, therefore, ceased to be a shareholder of Ativas. Sonda becomes the sole shareholder of Ativas, holding the entire share capital of Ativas.

The transaction reinforces the Company’s strategy regarding the divestment of Cemig’s minority stake to create value by investing in projects in the Minas Gerais State.

Belo Horizonte, December 28, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

9.       Notice to the Market - Cemig GT concluded the settlement of its 9th issue of simple debentures.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a category “A” publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, and the market in general that today CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a category “B” publicly held company and the wholly-owned subsidiary of Cemig, concluded all the procedures related to the financial settlement of the 9th (ninth) issue of unsecured simple debentures, not convertible into shares, with additional personal guarantee, in two series, for public distribution with restricted placement efforts, under Instruction 476 of the Brazilian Securities and Exchange Commission, of January 16, 2009, as amended (“Issue”), which are collateralized by Cemig.

A total of 1,000,000 (one million) debentures were issued, totaling R$1,000,000,000.00 (one billion reais), subscribed as follows:

Series	Quantity	Value	Rate	Term
1st	700,000	R$700,000,000.00	CDI + 1.33%	5 years
2nd	300,000	R$300,000,000.00	IPCA + 7.6245%	7 years

The net proceeds obtained by the Company with the issue of First Series Debentures will be aimed to recompose the cash position, and those from the Second Series Debentures will be used to refund expenses related to renewable energy generation and energy efficiency in the transmission projects, which are deemed as a priority for the purposes of Law 12,431, of June 24, 2011, as amended, and, considering the allocation to the aforementioned projects, the Second Series Debentures are characterized as “green debentures”.

Finally, we hereby inform that the credit rating agency Fitch Ratings attributed an AA+(bra) rating to the Issue.

This notice is for information purposes only, under the terms of the legislation in force, and should not be interpreted as material for selling or an offer, an invitation, or a request for the acquisition of the Debentures.

Belo Horizonte, December 22, 2022.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

10.       Notice to Shareholders - Expected date for the Annual Shareholders’ Meeting.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO SHAREHOLDERS

Expected date for the Annual Shareholders' Meeting

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, pursuant to Article 37 of Instruction 81 of the Brazilian Securities and Exchange Commission (“CVM”), of March 29, 2022, as amended, hereby informs its shareholders, the market in general, and other stakeholders that the Company’s Annual Shareholders' Meeting to resolve on the financial statements and allocation of net income for the fiscal year 2022 is expected to be held on April 27, 2023 (“2023 ASM").

Guidelines on shareholder attendance, the call notice material, and the Management proposal will be available at an opportune time.

Belo Horizonte, January 12, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

11.       Notice to the Market - Cemig in São Paulo’s ISE sustainability index for 18th year running.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), , a publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, according to its commitment to adopt the best Corporate Governance practices, as amended, hereby informs its shareholders and the market in general that has been selected, for the 18thconsecutive year, to be part of the Corporate Sustainability Index (“ISE”) of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) for 2023.

ISE B3 is an important tool for comparative analysis of the performance of companies listed on B3 in terms of corporate sustainability, based on economic efficiency, environmental balance, social justice and corporate governance.

The new portfolio includes 70 companies from 37 sectors with combined market cap of more than R$2 trillion, representing almost 54.24% of the total market value of the companies with shares traded on B3 (on 12/29/2022).

The Company obtained the highest grade in requirements such as social and environmental risk management policy in the supply chain, ethics management, business model sustainability, employee data protection, and systemic risk management.

Cemig's maintenance on the B3 ISE demonstrates the Company's ongoing commitment to adopting the best Environmental, Social, and Governance (ESG) standards, determining factors for sustainable growth, with the purpose of creating value for its shareholders, employees, suppliers, and society.

To see the full composition of the ISE and get more details, check on: www.iseb3.com.br

Belo Horizonte, January 12, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

12.       Notice to the Market - CEMIG executes a Share Purchase Agreement for the sale of its stake in Axxiom.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

CNPJ 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

CEMIG executes a Share Purchase Agreement for the sale of 49.0% of its stake in Axxiom Soluções Tecnológicas S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general, that today it executed a Share Purchase Agreement and Other Covenants (“CCVA”) for the sale of 49.0% of its stake in Axxiom Soluções Tecnológicas S.A. (“Axxiom”) to Light S.A. (“Light”), which holds the remaining interest of 51.0% (“Transaction").

The CCVA is subject to specific conditions precedent that must be complied with within the next few months. The CCVA includes the settlement of assets and liabilities that resulted in a symbolic payment by Light of R$1.00 (one real). On September 30, 2022, Axxiom reported negative equity of R$11 million.

The Transaction is in line with the Company’s Strategic Planning, which provides for the divestment of assets that do not comply with the core activities of Grupo Cemig.

Cemig reaffirms its commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed about the developments of the Transaction, according to the applicable regulation, and in compliance with the restrictions outlined in CVM rules and other applicable laws.

Belo Horizonte, December 22, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

13.       Notice to Shareholders - Payment of proceeds.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

NOTICE TO SHAREHOLDERS

We hereby inform our shareholders that on December 29, 2022, CEMIG will pay the following proceeds:

a)	R$477,641 thousand, corresponding to R$0.28217513295 per common/preferred share, referring to the second installment of Interest on Equity - IOE (2021 fiscal year), with a 15% withholding income tax, except for shareholders exempt from said withholding, under the terms of the law in force.

According to the “Notices to Shareholders” of December 10, 2021, shareholders of record on December 21, 2021, will be entitled to receive the proceeds;

b)	R$505,628 thousand, corresponding to R$0.29870896368 per common/preferred share, referring to the second installment of dividends (2021 fiscal year).

According to the “Notice to Shareholders” of April 29, 2022, shareholders registered in the Record Book of Registered Shares on the date of the Annual/Extraordinary Shareholders' Meeting (AESM), April 29, 2002, will be entitled to such proceeds.

c)	R$245,000 thousand, corresponding to R$0.14473821881 per common/preferred share, referring to the single installment of Interest on Equity - IOE (2022 fiscal year), with a 15% withholding income tax, except for shareholders exempt from said withholding, under the terms of the law in force.

According to the “Notice to Shareholders” of March 23, 2022, shareholders of record on March 28, 2022, will be entitled to receive the proceeds;

We clarify that the payment of the proceeds per share considers the total shares before the bonus of 29.999999976%, approved at the Annual and Extraordinary Shareholders' Meeting of April 29, 2022, and credited on May 4, 2022, considering that such bonus shares are not entitled to the aforementioned proceeds.

We also inform that the fractions resulting from the aforementioned bonification were combined and disposed of on September 23, 2022, in the amounts of 11,341 common shares and 106,498 preferred shares, at the average values of R$17.8640014108 per common share and R$11.7767707375 per preferred share. The product of the aforementioned disposal will be paid, in the due proportions, on December 29, 2022, together with the aforementioned proceeds.

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brazil - Fax (31)3506-5025 - Phone: (31)3506-5024

Shareholders whose bank details are updated with the Custodian Bank of CEMIG's Registered Shares (Banco Itaú Unibanco S.A.) will have their credits automatically made on the first payment day. If a shareholder does not receive the aforementioned credit, he/she shall go to a branch of Banco Itaú Unibanco S.A. to update his/her registration data. The proceeds related to the shares held in custody by Companhia Brasileira de Liquidação e Custódia - CBLC will be credited to that entity and the Depository Brokers will be responsible for transferring them to shareholders.

Belo Horizonte, December 12, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brazil - Fax (31)3506-5025 - Phone: (31)3506-5024

14.       Notice to Shareholders - Interest on Capital.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO SHAREHOLDERS

We hereby inform our shareholders that the Executive Board resolved on the declaration of Interest on Equity - IoE. Detailed information about the payment is as follows:

1.     Gross value: R$398,607,000.00 (three hundred, ninety-eight million, six hundred and seven thousand reais);

2.     Gross value per share: R$0.18114181218 per share, to be paid with the mandatory minimum dividend referring to 2022, with a 15% withholding income tax, except for shareholders exempt from said withholding, under the law in force;

3.     Date “with rights”: shareholders of record on December 21, 2022 that hold common and preferred shares will be entitled to the payment;

4.     Date “ex-rights”: 12-22-2022;

5.     Payment date: Two (2) equal installments, the first by June 30, 2023, and the second by December 30, 2023.

Shareholders whose shares are not held in custody at CBLC (Companhia Brasileira de Liquidação e Custódia) and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update.

Belo Horizonte, December 14, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

15.       Notice to the Market - Cemig selected at DJSI for the 23rd consecutive year.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig or Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, according to its commitment to adopt the best Corporate Governance practices, hereby informs its shareholders and the market in general that it has been selected, for the 23rd time, to be part of the Dow Jones Sustainability World Index (DJSI World). For 23 consecutive years, Cemig has been part of DJSI World, since its creation in 1999.

Cemig is still the only company in the electricity sector outside Europe to be part of the index. In the index’s 2022/2023 edition, Cemig is among the 8 of the 66 global companies evaluated in the sector.

DJSI World is an index composed of shares from the largest companies in the world that, within their different economic sectors, stand out for their sustainability-driven performance and their adaptation to market trends, being capable of creating value for shareholders in the medium and long term. The index composition is annually renewed and is a world reference for investors and international financial agencies that use the index to make socially responsible investment decisions. The new composition of DJSI World gathers 330 companies from several countries chosen among 3,519 pre-selected companies from different economic sectors.

The companies were evaluated based on a survey and public information. The selection was conducted by S&P Dow Jones Indices (“S&P DJI”), an institution specialized in asset management and offer of products and services related to sustainable investments, and the entire process is audited by Deloitte.

Remaining in the Dow Jones Sustainability Index for 23 consecutive years reiterates Cemig’s commitment to continue using sustainable practices in its relationship with employees and suppliers, creating value for its shareholders and contributing to the well-being of society.

Further details on the socio-environmental practices adopted by Cemig are available in the sustainability reports on www.cemig.com.br.

Belo Horizonte, December 12, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

16.       Material Fact - Award in an Arbitration PUT SAAG.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 06.981.176/0001-58

Company Registry (NIRE): 31300020550

MATERIAL FACT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”), a publicly held company and a wholly-owned subsidiary of CEMIG, under CVM Resolution 44/2021, of August 23, 2021, hereby informs the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that it was rendered an award in an arbitration proceeding between Cemig GT and Private Pension Foundations (“Foundations”) that participate in the investment structure in the Santo Antônio Plant through SAAG (structure composed of FIP Melbourne, Parma Participações S.A., and FIP Malbec, jointly referred to as “Investment Structure”), proposed by Cemig GT for discussion of the value of the put options exercised by the Foundations related to their share in the investment structure.

The arbitration award sentenced Cemig GT to the full payment related to the exercise price of the options provided for in the contracts. The recorded amount referring to the difference between the fair value estimated for the assets and the exercise price corresponded to R$653,967 thousand on September 30, 2022, as disclosed in detail in Note 28 to Cemig GT’s Quarterly Information.

The Company, together with its legal counsel, is analyzing the applicable measures and it should be noted that, considering the provision already recorded, no additional material economic effects are expected in the financial statements as a result of such a decision.

The Company reaffirms its commitment to keep shareholders and the market in general duly and timely informed, according to the applicable legislation, under the applicable regulation, and in compliance with the restrictions of CVM rules and other applicable laws.

Belo Horizonte, February 10, 2023.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

17.       Notice to the Market - Cemig was recognized in the Global Sustainability Award by Standard & Poor’s.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded in the stock markets of São Paulo, New York, and Madrid, according to its commitment to adopt the best Corporate Governance practices, as amended, hereby informs its shareholders and the market in general that it was, once again, recognized in the Global Sustainability Award by Standard & Poor's, the organizer of the Dow Jones Sustainability Index (DJSI), with the “Bronze Seal” (Top 10% S&P Global ESG Score), placing Cemig among the most sustainable companies in the world.

Because of this recognition, the Company is now included in “The Sustainability Yearbook 2023”, which highlights 708 leading organizations in sustainability this year, corresponding to US$84 trillion in market value. The position of each company in the list was defined according to their respective ranking in the S&P Global ESG Scores, which was calculated based on the Corporate Sustainability Assessment (CSA). Only 3 Brazilian electricity companies are on the list and Cemig was ranked first place among them.

By maintaining its listing in the Yearbook, Cemig demonstrates the Company's ongoing commitment to adopting the best ESG (environmental, social, and governance) practices, which are determining factors for sustainable growth aimed at creating value for its shareholders, employees, suppliers, and society.

Belo Horizonte, February 09, 2023.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer